PLACEMENT AGENT AGREEMENT

Up to 14,583,000 Units

YM BIOSCIENCES INC.

PLACEMENT AGENT AGREEMENT

March 4, 2010
Roth Capital Partners, LLC
Griffin Securities, Inc.
Bloom Burton & Co. Inc.
Haywood Securities Inc.
c/o Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

Dear Sirs:

1.           Introductory.  YM BioSciences Inc. (the “Company”), a corporation continued under the Nova Scotia Companies Act (the “NSCA”), proposes to sell to certain purchasers (each a “Purchaser” and, collectively, the “Purchasers”), pursuant to the terms of this Placement Agent Agreement (this “Agreement”) and, with respect to Purchasers resident in the United States (each a “US Purchaser” and, collectively, the “US Purchasers”) the Subscription Agreements in the form of Exhibit A attached hereto (the “Subscription Agreements”), up to an aggregate of 14,583,000 units (the “Units”) with each Unit consisting of (i) one common share (a “Share” and, collectively, the “Shares”), without nominal or par value (the “Common Shares”), of the Company and (ii) one-half of one common share purchase warrant (a “Warrant” and, collectively, the “Warrants”).  Each whole Warrant will entitle the holder to purchase one (1) Common Share at an exercise price of US$1.60 per Common Share (subject to adjustment).  The Warrants shall be in substantially the form of Exhibit B attached hereto.  The Units will not be issued or certificated.  The Shares and the Warrants are immediately separable and will be issued separately.  The Common Shares issuable upon the exercise of the Warrants are hereinafter referred to as the “Warrant Shares.”  The Shares, the Warrants and the Warrant Shares are hereinafter collectively referred to as the “Offered Securities.”  The Company hereby confirms its agreement with Roth Capital Partners, LLC (“Roth”), Griffin Securities, Inc. (“Griffin” and, together with Roth, the “US Placement Agents”), Bloom Burton & Co. Inc. (“Bloom Burton”) and Haywood Securities Inc. (“Haywood” and, together with Bloom Burton, the “Canadian Placement Agents”) (collectively, the “Placement Agents”).

2.           Agreement to Act as Placement Agents; Placement of Securities.  On the basis of the representations, warranties and agreements of the Company herein contained, and subject to all the terms and conditions of this Agreement:

(I)           The Company hereby authorizes the Placement Agents to act as its exclusive agents to solicit offers for the purchase of all or part of the Units from the Company in connection with the proposed offering of the Units (the “Offering”).  Until the Closing Date (as defined in Section 4 hereof), the Company shall not, without the prior consent of the Placement Agents, solicit or accept offers to purchase Units otherwise than through the Placement Agents.

(II)         The Placement Agents agree, as agents of the Company, to use their commercially reasonable best efforts to solicit offers to purchase the Units from the Company on the terms and subject to the conditions set forth in the Prospectuses (as defined below); provided, however, that (i) in no event shall the US Placement Agents solicit offers to purchase Units in Canada, (ii) in no event shall the Canadian Placement Agents solicit offers to purchase Units in the United States and (iii) all “trades” (as defined under applicable Canadian securities laws) in Canada shall only by effected by Bloom Burton through Haywood as its agent.  The Placement Agents shall make commercially reasonable best efforts to assist the Company in obtaining performance by each Purchaser whose offer to purchase Units has been solicited by the Placement Agents and accepted by the Company, but the Placement Agents shall not, except as otherwise provided in this Agreement, be obligated to disclose the identity of any potential purchaser or have any liability to the Company in the event any such purchase is not consummated for any reason.  Under no circumstances will the Placement Agents be obligated to underwrite or purchase any Units for their own accounts and, in soliciting purchases of Units, the Placement Agents shall act solely as the Company's agents and not as principals.  Notwithstanding the foregoing and except as otherwise provided in Section 2(III), it is understood and agreed that the Placement Agents (or their affiliates) may, solely at their discretion and without any obligation to do so, purchase Units as principals.

(III)        Subject to the provisions of this Section 2, offers for the purchase of Units may be solicited by the Placement Agents as agents for the Company at such times and in such amounts as the Placement Agents deem advisable.  Each Placement Agent shall communicate to the Company, orally or in writing, each reasonable offer to purchase Units received by it as agent of the Company.  The Company shall have the sole right to accept offers to purchase the Units and may reject any such offer, in whole or in part.  Each Placement Agent shall have the right, in its discretion reasonably exercised, without notice to the Company, to reject any offer to purchase Units received by it, in whole or in part, and any such rejection shall not be deemed a breach of its agreement contained herein.

(IV)        The Units are being sold to the Purchasers at a price of US$ 1.20 per Unit (the “Per Unit Purchase Price”).  The purchases of the Units by the Purchasers through the US Placement Agents shall be evidenced by the execution of the Subscription Agreements by each of the parties thereto.

(V)          As compensation for services rendered, on the Closing Date (as defined in Section 4 hereof) the Company shall (i) pay to the Placement Agents by wire transfer of immediately available funds to an account or accounts designated by the Placement Agents, a cash fee (the “Cash Fee”) equal to six percent (6.0%) of the gross proceeds received by the Company from the sale of the Units on such Closing Date and (ii) issue to the Placement Agents, or as the Placement Agents may otherwise direct, warrants (the “Agent Warrants”), in substantially the same form as the Warrants except as described below, entitling the Placement Agents, or their respective assigns, to purchase up to an aggregate of 6.0% of the total number of Shares sold as part of the Units in the Offering (the “Agent Warrant Shares”) at an exercise price equal to the exercise price of the Warrants set forth on the cover page of the Prospectuses. The Agent Warrants will be exercisable commencing six months from the Closing Date for a period of five years from the date of the Prospectuses (as defined below) and will contain cashless exercise provisions in the event that an effective registration statement is not available.  The Agent Warrants will be deemed compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and may not be sold, transferred, pledged, hypothecated or assigned for a period of 180-days following the date of the Prospectuses pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules.  The Cash Fee and the Agent Warrants are hereinafter referred to herein as the “Placement Fee”.  The Placement Fee shall be allocated among the Placement Agents as they may agree; provided, however, that in no event shall (i) the US Placement Agents receive any Placement Fee in respect of any offers and sales of Units made in Canada or (ii) the Canadian Placement Agents receive any Placement Fee in respect of any offers and sales of Units made in the United States.

(VI)        No Units which the Company has agreed to sell pursuant to this Agreement and, if applicable, the Subscription Agreements shall be deemed to have been purchased and paid for, or sold by the Company, until such Units shall have been delivered to the Purchaser thereof against payment by such Purchaser.  If the Company shall default in its obligations to deliver Units to a Purchaser whose offer it has accepted, the Company shall indemnify and hold the Placement Agents harmless against any loss, claim or damage arising from or as a result of such default by the Company.

3.           Representations and Warranties of the Company and its Subsidiaries.

(I)           The Company represents and warrants to and agrees with the several Placement Agents and the Purchasers that:

(a)          The Company has prepared and filed with the Ontario Securities Commission (the “OSC”) in the province of Ontario, a final short form base shelf prospectus dated September 16, 2009 relating to the offering of up to an aggregate US$75,000,000 of Common Shares, warrants and units comprising any combination thereof (together with any documents incorporated therein by reference, and any supplements or amendments thereto (the “Canadian Base Prospectus”) in accordance with the Securities Act (Ontario) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published policies adopted by the OSC (collectively, as applied and interpreted, the “Canadian Securities Laws”).  The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the “Shelf Procedures”).  The Company has obtained from the OSC a receipt for the Canadian Base Prospectus (a “Final Receipt”).

(b)          The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators (the “Canadian Commissions”) and the Commission (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-161786) registering the offering and sale of Common Shares, warrants and units comprising any combination thereof under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”)) (the “U.S. Base Prospectus”).  The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below) and prepared and filed an amendment to the Form F-X on February 12, 2010.

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to a Purchaser and two business days of the execution and delivery of this Agreement, with the OSC, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the OSC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”).  The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the OSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and the U.S. Prospectus, as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein) is hereinafter called a “Preliminary Prospectus”.  The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any Preliminary Prospectus until such time as the U.S. Prospectus Supplement is included in the Registration Statement, whereupon the U.S. Prospectus shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the OSC and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus.  The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the Closing Date (as defined in Section 4 hereof) or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the expiry of the period of distribution of the Units, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

(c)          The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of a short form prospectus, the Shelf Procedures and the MJDS provided under the Canadian Securities Laws; a Final Receipt has been obtained from the OSC in respect of the Canadian Base Prospectus, and no order suspending the trading or distribution of the Units has been issued by the OSC and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by the OSC; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including a U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on September 17, 2009 (the “Effective Date”); copies of the Registration Statement, including amendments thereof, have been delivered to the Placement Agents, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; on the Closing Date, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Shares, the Warrant Shares or the Agent Warrant Shares on the Toronto Stock Exchange (“TSX”) (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the OSC in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(d)          On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the OSC and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Date and prior to the expiry of the period of distribution of the Units (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (as defined in Section 15 below) (taken as a whole) and to the Units and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X did, and as amended as of February 12, 2010 will, comply with all applicable provisions of the Securities Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein and (E) the U.S. Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, provided however, that the foregoing representations and warranties in this Section 3(I)(d) do not apply to any statements or omissions made in reliance on and in conformity with information solely relating to any Placement Agent and furnished in writing to the Company by any of the Placement Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, which information the parties hereto agree is limited to the Placement Agents’ Information as defined in Section 17; neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date (as defined in Section 4 hereof) and (ii) the completion of the distribution of the Units, any offering material in connection with the offering or sale of the Units other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the Securities Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the OSC, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading.  The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b) and 433(d) under the Securities Act.

(e)          As of the Applicable Time (as defined below) and as of the Closing Date, neither (i) the General Use Free Writing Prospectus(es) (as defined below), if any, issued at or prior to the Applicable Time, and the Pricing Prospectus (as defined below), if any, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Free Writing Prospectus (as defined below), nor (iii) the bona fide electronic road show (as defined in Rule 433(h)(5) under the Rules and Regulations), if any, that has been made available without restriction to any person, if any, when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17.  As used in this paragraph (b) and elsewhere in this Agreement:

“Applicable Time” means 11:59 P.M., Eastern Standard time (EST), on the date of this Agreement.

“Pricing Prospectus” means any Preliminary Prospectuses and the Base Prospectuses, each as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act relating to the Units in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule A to this Agreement.

“Limited Use Free Writing Prospectuses” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(f)           No order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectuses relating to the proposed offering of the Units has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act has been instituted or threatened by the Commission, and any Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Canadian Securities Laws, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Preliminary Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17).

(g)          Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering or until any earlier date that the Company notified or notifies the Placement Agents as described in Section 5(I)(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, Pricing Prospectus or the Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17).

(h)          The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the Offering other than any Preliminary Prospectus, the Prospectuses and other materials, if any, permitted under the Securities Act and Canadian Securities Laws and consistent with Section 5(b) below.  At the time of the initial filing of the Registration Statement, the Company was not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. The Company will file with the Commission all Issuer Free Writing Prospectuses (other than a “road show,” as defined in Rule 433(d)(8) under the Rules and Regulations), if any, in the time and manner required under Rules 163(b)(2) and 433(d) under the Rules and Regulations.

(i)           The Company has the full right, power and authority to enter into this Agreement, the Warrants, the Agent Warrants and each of the Subscription Agreements and to perform and discharge its obligations hereunder and thereunder.

(j)           The Company has been continued and is existing as a corporation under the NSCA and each of its subsidiaries (as defined in Section 15 and set forth below) have been duly incorporated and are validly existing as corporations or other legal entities in good standing (or the foreign equivalent thereof) under the laws of their respective jurisdictions of organization.  The Company is qualified to do business as an extra-provincial corporation in the Province of Ontario and each of its subsidiaries is duly qualified to do business, and is in good standing, where applicable, as a foreign corporation or other legal entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification and has all power and authority (corporate or other) necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to so qualify or have such power or authority (i) would not have, singularly or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, assets, or business of the Company and its subsidiaries taken as a whole, or (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate any transactions contemplated by the Agreement, the General Disclosure Package or the Prospectuses (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”).  The Company owns or controls, directly or indirectly, only the following corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities: CIMYM Biosciences Inc. (Ontario), YM BioSciences (USA) Inc. and Cytopia Limited (“Cytopia”), each of which shall, for purposes of this Agreement, be deemed a “subsidiary” of the Company as defined in Section 15 below. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability partnership, limited liability corporation, association or other entity.

(k)           Each of this Agreement, the Warrants, the Agent Warrants and the Subscription Agreements has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement rights of creditors, and except as enforceability of its obligations hereunder are subject to general principles of equity.

(l)           The Units to be issued and sold by the Company hereunder and under the Subscription Agreements, the Warrant Shares, the Agent Warrants and the Agent Warrant Shares have been duly and validly authorized and the Shares, when issued and delivered against payment therefor as provided herein and in the Subscription Agreements, the Warrant Shares, when issued and delivered against payment therefor as provided in the Warrants, and the Agent Warrant Shares, when issued and delivered against payment therefor as provided in the Agent Warrants, will be duly and validly issued, fully paid and non-assessable and free of any preemptive or similar rights and will conform to the description thereof contained in the General Disclosure Package and the Prospectuses.

(m)         The Company has an authorized capitalization as set forth in the Pricing Prospectus, and all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and non-assessable, has been issued in compliance with the NSCA, territorial, provincial and federal and state securities laws, and conforms to the description thereof contained in the General Disclosure Package and the Prospectuses.  As of March 2, 2010, there were 65,604,476 Common Shares issued and outstanding and 7,247,943 Common Shares were issuable upon the exercise of all options, warrants and convertible securities outstanding as of such date.  Since such date, the Company has not issued any securities, other than Common Shares of the Company issued pursuant to the exercise of stock options previously outstanding under the Company’s stock option plans or the issuance of restricted Common Shares pursuant to employee stock purchase plans.  All of the Company’s outstanding options, warrants and other rights to purchase or exchange any securities for shares in the capital of the Company have been duly authorized and validly issued and were issued in all material respects in compliance with applicable securities laws.  None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company.  There are no authorized or outstanding shares in the capital of the Company, options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those described above or accurately described in the General Disclosure Package.  The description of the Company’s stock plans or arrangements, and the options or other rights granted thereunder, as described in the General Disclosure Package and the Prospectuses, accurately and fairly present the information required to be shown with respect to such plans, arrangements, options and rights in all material respects.

(n)          All the outstanding share capital of each subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and, except to the extent set forth in the General Disclosure Package or the Prospectuses, is owned by the Company directly, free and clear of any claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.

(o)          The execution, delivery and performance of this Agreement, the Subscription Agreements, the Warrants and the Agent Warrants by the Company, the issue and sale of the Units by the Company and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time or both) (i) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, give rise to any right of termination or other right or the cancellation or acceleration of any right or obligation or loss of a benefit under, or give rise to the creation or imposition of any lien, encumbrance, security interest, claim or charge upon any property or assets of the Company or any subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) nor will such actions result in any violation of the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any of its subsidiaries, or (iii) nor will such actions result in any violation of the provisions of any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, except, in the case of clauses (i) and (iii) of this paragraph (n), as would not, singularly or in the aggregate, have a Material Adverse Effect.

(p)          Except for the registration of the Offered Securities, the Agent Warrants and the Agent Warrant Shares under the Securities Act, the qualification of the distribution of the Offered Securities, the Agent Warrants and the Agent Warrant Shares under Canadian Securities Laws, and such consents, approvals, authorizations, registrations or qualifications as may be required under the Canadian Securities Laws and the Exchange Act and applicable state securities laws, the TSX and the NYSE Amex (“NYSE AMEX”) in connection with the issuance and sale of the Units and the Agent Warrants, no consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement by the Company, the offer or sale of the Units or the consummation of the transactions contemplated hereby or thereby.

(q)          KPMG LLP, which has certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, is an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and is an independent auditor as required by Canadian Securities Laws.  KPMG LLP has not been engaged by the Company to perform any “prohibited activities” (as described in Section 10A(g) of the Exchange Act).  BDO Audit (NSW-VIC) Pty Ltd. (“BDO”), which has certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, is an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and the PCAOB.  BDO has not been engaged by the Company or Cytopia to perform any “prohibited activities” (as described in Section 10A(g) of the Exchange Act).

(r)           The financial statements included or incorporated by reference in the General Disclosure Package, the Prospectuses and the Registration Statement, together with the related notes and schedules, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated statements of operations and cash flows of the Company and the subsidiaries for the periods specified and do not contain a misrepresentation (as defined under Canadian Securities Laws) and have been prepared in conformity with accounting principles generally accepted in Canada (“Canadian GAAP”) or Australian International Financial Reporting Standards, as applicable, applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission’s rules and guidelines, to accounting principles generally accepted in the U.S. (“U.S. GAAP”); there are no financial statements (historical or pro forma) that are required to be included in the General Disclosure Package, the Prospectuses and the Registration Statement, that are not included as required.  No other financial statements or supporting schedules or exhibits are required by Canadian Securities Laws to be described, or included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses.  There is no pro forma or as adjusted financial information which is required to be included in the Registration Statement, the General Disclosure Package, or the Prospectuses or a document incorporated by reference therein in accordance with Canadian Securities Laws which has not been included or incorporated as so required.  The pro forma and pro forma as adjusted financial information and the related notes included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses have been properly compiled and prepared in accordance with the applicable requirements of Canadian Securities Laws and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(s)          Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the General Disclosure Package, any material loss or interference with its business from fire, explosion, flood, terrorist act, or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the General Disclosure Package; and, since such date, there has not been any change in the share capital or long-term debt of the Company or any of its subsidiaries, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the General Disclosure Package.

(t)           Except as set forth in the General Disclosure Package, there is no legal or governmental action, suit, claim or proceeding pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject which is required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses, or a document incorporated by reference therein, and is not described therein, or which, singularly or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would have a Material Adverse Effect; and to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(u)          Neither the Company nor any of its subsidiaries (i) is in violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) is in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) or (iii) is in violation in any respect of any law, ordinance, governmental rule, regulation or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this paragraph (v), for any violations or defaults which, singularly or in the aggregate, would not have a Material Adverse Effect.

(v)          The Company and each of its subsidiaries possess all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal or foreign regulatory agencies or bodies (including, without limitation, the FDA, the Office of Foreign Asset Control of the U.S. Treasury Department (“OFAC”) and any other foreign, federal, state or local government or regulatory authorities performing functions similar to those performed by the FDA) which are necessary or desirable for the ownership of their respective properties or the conduct or proposed conduct of their respective businesses as described in the General Disclosure Package and the Prospectuses (collectively, the “Governmental Permits”) except where any failures to possess or make the same, singularly or in the aggregate, would not have a Material Adverse Effect.  The Company and its subsidiaries are in compliance with all such Governmental Permits; all such Governmental Permits are valid and in full force and effect, except where the validity or failure to be in full force and effect would not, singularly or in the aggregate, have a Material Adverse Effect.  All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits.  Neither the Company nor any subsidiary has received notification of any revocation or modification (or proceedings related thereto) of any such Governmental Permit and has no reason to believe that any such Governmental Permit will not be renewed.  The Company has provided true and complete copies of all Governmental Permits issued to the Company or any subsidiary by OFAC (the “OFAC Licenses”) to the Placement Agents and their counsel.

(w)         Neither the Company nor any of its subsidiaries is or, after giving effect to the Offering of the Units and the application of the proceeds thereof as described in the General Disclosure Package and the Prospectuses, will be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(x)           Neither the Company, nor any of its subsidiaries nor any of their respective officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(y)          The Company and its subsidiaries own or possess the right to use all patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, software, databases, know-how, Internet domain names, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, and other intellectual property (collectively, "Intellectual Property") necessary to carry on their respective businesses as currently conducted, and as proposed to be conducted and described in the General Disclosure Package and the Prospectuses, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company and its subsidiaries with respect to the foregoing, except for those that could not have a Material Adverse Effect.  The Intellectual Property licenses described in the General Disclosure Package and the Prospectuses are valid, binding upon, and enforceable by or against the parties thereto in accordance to their terms, subject to bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement rights of creditors, and except as enforceability of its obligations hereunder are subject to general principles of equity.  The Company has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of, any Intellectual Property license, and the Company has no knowledge of any breach or anticipated breach by any other person to any Intellectual Property license.  To the Company’s knowledge, the Company’s business as now conducted does not infringe or conflict with any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other Intellectual Property or franchise right of any person.  Except as described in the General Disclosure Package, no claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.  The Company has taken all reasonable steps to protect, maintain and safeguard its rights in all Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.  The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company's right to own, use, or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of the business as currently conducted.  The Company has at all times complied with all applicable laws relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company's business.  No claims have been asserted or, to the Company’s knowledge, threatened against the Company alleging a violation of any person's privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company's business.  The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

(z)           Except as would not result in a Material Adverse Effect, the Company and each of its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singularly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the General Disclosure Package and the Prospectuses, are in full force and effect, and neither the Company nor any subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(aa)        No labor disturbance by the employees of the Company or any of its subsidiaries exists or, to the best of the Company’s knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singularly or in the aggregate, to have a Material Adverse Effect.  The Company is not aware that any key employee or significant group of employees of the Company or any subsidiary plans to terminate employment with the Company or any such subsidiary.

(bb)       The Company and its subsidiaries are in compliance with all Canadian, United States, foreign, federal, state, local, provincial and territorial rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where the failure to comply would not, singularly or in the aggregate, have a Material Adverse Effect.  There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singularly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any of its subsidiaries has knowledge, except for any such disposal, discharge, emission, or other release of any kind which would not have, singularly or in the aggregate with all such discharges and other releases, a Material Adverse Effect.

(cc)        The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its subsidiaries that are described or referred to in the Base Prospectuses or Prospectus Supplement were and, if still pending, are being conducted in accordance with all statutes, laws, rules and regulations, as applicable (including, without limitation, those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA).  The descriptions of the results of such studies and tests that are described or referred to in the Base Prospectuses or Prospectus Supplement are accurate and complete in all material respects and fairly present the published data derived from such studies and tests, and each of the Company and its subsidiaries has no knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Base Prospectuses, the General Disclosure Package, or the Prospectus Supplement.  Neither the Company nor its subsidiaries has received any notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination or suspension of such studies or tests.  For the avoidance of doubt, the Company makes no representation or warranty that the results of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company will be sufficient to obtain governmental approval from the FDA or any foreign, state or local governmental body exercising comparable authority.

The Company has established and administers a compliance program applicable to the Company and its subsidiaries, to assist the Company, its subsidiaries and their directors, officers and employees of the Company and its subsidiaries in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA).

Except as would not result in a Material Adverse Effect, neither the Company nor any of its subsidiaries has failed to file with the applicable regulatory authorities (excluding the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) any filing, declaration, listing, registration, report or submission that is required to be so filed.  Neither the Company nor any of its subsidiaries has failed to file with the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA, any filing, declaration, listing, registration, report or submission that is required to be so filed.  All such filings were in material compliance with applicable laws when filed and no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) with respect to any such filings, declarations, listings, registrations, reports or submissions.

(dd)       The Company and its subsidiaries each (i) have timely filed all necessary federal, state, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (ee), that would not, singularly or in the aggregate, have a Material Adverse Effect.  The Company and its subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority.  The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since June 30, 2009 the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(ee)        The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries.

(ff)         The Company and each of its subsidiaries maintains a system of internal accounting and other controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the Company’s consolidated financial statements in conformity with Canadian Securities Laws and Canadian GAAP applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission’s rules and guidelines, to U.S. GAAP; and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms.  Since June 30, 2009, there have been no changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting,  Since June 30, 2009, to the Company’s knowledge, no event, circumstance or development has occurred which could reasonably be expected to result in a determination that there is a material weakness in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting.

(gg)       All existing minute books of the Company and each of its Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nominating and Corporate Governance and other board committees) and shareholders of the Company (collectively, the “Corporate Records”) have been made available to the Placement Agents and their counsel and all such Corporate Records are complete.  There are no transactions, agreements or other actions of the Company or any of its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records.  All required filings have been made with the Nova Scotia Registry of Joint Stock Companies in a timely fashion under the NSCA.

(hh)       There is no franchise, lease, contract, agreement or document required by Canadian Securities Laws, the Securities Act or by the Rules and Regulations to be described in the General Disclosure Package and in the Prospectuses, or a document incorporated by reference therein, or to be filed as an exhibit to the Registration Statement, or a document incorporated by reference therein, which is not described or filed therein as required; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement, or in a document incorporated by reference therein, are accurate and complete descriptions of such documents in all material respects.  Other than as described in the General Disclosure Package, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any of the other parties thereto, and neither the Company nor any of its subsidiaries has received notice or has any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singularly or in the aggregate, have a Material Adverse Effect.

(ii)          No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders (or analogous interest holders), customers or suppliers of the Company or any of its subsidiaries or any of their respective affiliates on the other hand, which is required to be described in the General Disclosure Package and the Prospectuses, or a document incorporated by reference therein, and which is not so described.

(jj)          No person or entity has the right to require registration or qualification of Common Shares or other securities of the Company or any of its subsidiaries because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right in writing or who have been given timely and proper written notice and have failed to exercise such right within the time or times required under the terms and conditions of such right.  Except as described in the General Disclosure Package, there are no persons with registration rights or similar rights to have any securities registered by the Company or any Subsidiary under the Securities Act.

(kk)        Neither the Company nor any of its subsidiaries owns any “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of the sale of the Units will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Offered Securities to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

(ll)          Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or the Placement Agents for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Units or any transaction contemplated by this Agreement, the Registration Statement, the General Disclosure Package or the Prospectuses.

(mm)      No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and Section 138.4(9) of the Ontario Securities Act) contained in either the General Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(nn)       The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of any stock exchange upon which the Common Shares are listed; all press releases, material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with any stock exchange and the Canadian Commissions in each of the provinces where the Company is a reporting issuer (or the equivalent), as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation (as defined under Canadian Securities Laws) at the time at which it was filed with applicable securities regulators, including, without limitation, the OSC and the Commission; the Company has not filed any confidential material change report with any securities regulatory authority or regulator or any exchange or any document for confidential treatment with the OSC that at the date hereof remains confidential.  The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the TSX and the Amex, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from any stock exchange or other market, nor has the Company received any notification that the Commission, any stock exchange or other market or FINRA is contemplating terminating such registration or listing.  The Company has obtained or will have obtained, or has made or will have made, as applicable, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSX and the Amex required for the listing and trading of the Shares, the Warrant Shares and the Agent Warrant Shares on such stock exchanges or other markets.

(oo)       The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”).

(pp)       Neither the Company nor any of its subsidiaries nor, to the best of the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state, local or foreign office in violation of any law, including the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), as amended, or of the character required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectuses, or a document incorporated by reference therein.

(qq)       There are no transactions, arrangements or other relationships between and/or among the Company or any if its subsidiaries, any of their respective affiliates (as such term is defined in Rule 405 of the Securities Act) and any unconsolidated entity, including, but not limited to, any structure finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described in the General Disclosure Package and the Prospectuses, or a document incorporated by reference therein, which have not been described as required.

(rr)         There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company, any of its subsidiaries or any of their respective family members, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses.

(ss)        The statistical and market related data included in the Registration Statement, the General Disclosure Package and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(tt)         The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened.

(uu)       Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by OFAC.  The Company has not loaned, contributed, or otherwise made available any monies to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC except in strict compliance with the terms of the OFAC Licenses.

(vv)       Neither the Company nor any subsidiary maintains any employment benefit plan, program or arrangement that is subject to the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

(ww)      Neither the Company, its subsidiaries, nor any of the Company’s or its subsidiaries’ officers, directors or affiliates has offered, or caused any Placement Agent to offer, Units to any person with the intent to influence unlawfully (i) a customer or supplier of the Company to alter the customer’s or supplier’s level or type of business with the Company or (ii) a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services.

(xx)         Neither the Company, nor any of its subsidiaries, nor any of their affiliates (within the meaning of NASD Conduct Rule 2720(b)(1)(a)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section l(ee) of the By-laws of FINRA) of, any member firm of FINRA.

(yy)       The Company will make available to U.S. shareholders, upon their written request, timely and accurate information as to the Company’s status as a “passive foreign investment company” (“PFIC”) under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the status of any subsidiary corporation that is also a PFIC (a “Subsidiary PFIC”) in which the Company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year the Company is a PFIC, provide to a U.S. shareholder, upon such shareholder’s written request, all information and documentation that a U.S. shareholder making a “qualified electing fund” election (under the meaning of Section 1295 of the Code) with respect to the Company and such more than 50% owned Subsidiary PFIC is required to obtain for U.S. federal income tax purposes.

Any certificate signed by or on behalf of the Company and delivered to the Placement Agents or to counsel for the Placement Agents shall be deemed to be a representation and warranty by the Company to each Placement Agent as to the matters covered thereby.

4.           The Closing.  The time and date of closing and delivery of the documents required to be delivered to the Placement Agents pursuant to Section 5 hereof shall be at 10:00 A.M., EST, on March 10, 2010 (the “Closing Date”) at the office of Heenan Blaikie LLP, Suite 2900, Bay Adelaide Center, 333 Bay Street, Toronto, Ontario Canada M5H 2T4.

5.           Further Agreements of the Company.

(I)           Further Agreements of the Company.  The Company agrees with the several Placement Agents and the Purchasers:

(a)           (i) to make no further amendment or supplement prior to the Closing Date to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Placement Agents, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to advise the Placement Agents promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Placement Agents with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the OSC to comply with Canadian Securities Laws and with the TSX and NYSE AMEX to procure and ensure the continued listing of the Shares, the Warrant Shares and the Agent Warrant Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to provide the Placement Agents with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify the Placement Agents of such filing; (v) to advise the Placement Agents, promptly after it receives notices thereof, (x) of any request by the OSC or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or the Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or the OSC of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Placement Agents promptly of the happening of any event within the time during which a prospectus relating to the Units is required to be delivered under the Securities Act or the Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (i) constitute full, true and plain disclosure of all material facts relating to the Units and (ii) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 5(b) hereof, to prepare and furnish promptly to the Placement Agents, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the OSC shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b)          To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the OSC on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two business days following the dated of this Agreement, and the U.S. Prospectus Supplement with the Commission one business day following the filing of the Canadian Prospectus Supplement with the OSC.  If during the period in which a prospectus is required by law to be delivered by a Placement Agent or a dealer in connection with the distribution of the Units contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agents or counsel for the Placement Agents, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the OSC, and furnish at its own expense to the Placement Agents, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus will comply with such law.  Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the Offering, the Company will furnish the Placement Agents with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Placement Agents reasonably object.

(c)          The Company represents and agrees that, unless it obtains the prior written consent (which may be in the form of electronic mail) of the Placement Agents, which consent shall not be unreasonably withheld or delayed, and each Placement Agent represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not, make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Placement Agents hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule A hereto.  The Company represents that it has treated and agrees that it will treat, provided that in each case it shall have been informed by a Placement Agent of the existence of a Permitted Free Writing Prospectus other than an Issuer Free Writing Prospectus, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and will not take any action that would result in a Placement Agent or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Placement Agent that such Placement Agent otherwise would not have been required to file thereunder.

(d)          If the General Disclosure Package is being used to solicit offers to buy the Units at a time when the Prospectuses are not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agents, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or to make the statements therein not conflict with the information contained, or incorporated by reference, in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i) prepare, file with the OSC and the Commission (if required) and furnish to the Placement Agents an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the OSC (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances then prevailing, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(e)          If at any time following issuance of any Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or will conflict with the information contained in the Registration Statement, Pricing Prospectus or Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, and not superseded or modified or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Placement Agents so that any use of such Issuer Free Writing Prospectus may cease until it is amended or supplemented and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17).

(f)          To furnish promptly to the Placement Agents and to counsel for the Placement Agents a signed copy of the Canadian Base Prospectus as originally filed with the OSC and Registration Statement as originally filed with the Commission, and of each amendment thereto filed with the OSC and the Commission, including all consents and exhibits filed therewith.

(g)          To deliver promptly to the Placement Agents in New York City such number of the following documents as the Placement Agents shall reasonably request: (i) conformed copies of the Registration Statement as originally filed with the Commission (in each case excluding exhibits), (ii) any Preliminary Prospectus, (iii) any Issuer Free Writing Prospectus, (iv) the Prospectuses (the delivery of the documents referred to in clauses (i), (ii), (iii) and (iv) of this paragraph (g) to be made not later than 10:00 A.M., EST, on the business day following the execution and delivery of this Agreement), (v) conformed copies of any amendment to the Registration Statement (excluding exhibits) and (vi) any amendment or supplement to the General Disclosure Package or the Prospectuses (the delivery of the documents referred to in clauses (v) and (vi) of this paragraph (g) to be made not later than 10:00 A.M., EST, on the business day following the date of such amendment or supplement).

(h)          To make generally available to its shareholders as soon as practicable, but in any event not later than eighteen (18) months after the effective date of each Registration Statement (as defined in Rule 158(c) under the Rules and Regulations), an earnings statement of the Company and is Subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

(i)           To take promptly from time to time such actions as the Placement Agents may reasonably request to qualify the Units for offering and sale under the securities or Blue Sky laws of such jurisdictions (domestic or foreign) as the Placement Agents may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of the Units in such jurisdictions; provided that the Company and its subsidiaries shall not be obligated to qualify as foreign corporations in any jurisdiction in which they are not so qualified or to file a general consent to service of process in any jurisdiction.

(j)           Upon request, during the period of five (5) years from the date hereof, to deliver to each of the Placement Agents, (i) as soon as they are available, copies of all reports or other communications furnished to shareholders, and (ii) as soon as they are available, copies of any reports and financial statements furnished or filed with the OSC and the Commission or any national securities exchange or automatic quotation system on which the Company’s securities are listed or quoted.

(i)           Except at an effective price per Common Share equal to or greater than the Per Unit Purchase Price, the Company will not, for a period of thirty (30) days from the date of the Prospectus, (the “Lock-Up Period”) without the prior written consent of Roth, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than the Company’s sale of the Units and the Agent Warrants hereunder, the issue and sale of the Warrant Shares and the Agent Warrant Shares as contemplated hereby and the issuance of restricted Common Shares or options to acquire Common Shares pursuant to the Company’s employee benefit plans, qualified stock option plans or other employee compensation plans as such plans are in existence on the date hereof and described in the Prospectuses and the issuance of Common Shares pursuant to the valid exercises of options, warrants or rights outstanding on the date hereof.  The Company will cause its Chairman and Chief Executive Officer and each director listed in Schedule B to furnish to the Placement Agents, prior to the Closing Date, a letter, substantially in the form of Exhibit C hereto, pursuant to which each such person shall agree, among other things, not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, not to engage in any swap or other agreement or arrangement that transfers, in whole or in part, directly or indirectly, the economic risk of ownership of Common Shares or any such securities and not to engage in any short selling of any Common Shares or any such securities, during the Lock-Up Period, without the prior written consent of Roth.  The Company also agrees that during such period, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the Securities Act for any such transaction or which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for a registration statement on Form S-8 relating to employee benefit plans, and, in connection with effective registration statements in existence on the date hereof, except as may not increase the number of securities subject to such registration statement.  The Company hereby agrees that (i) if it issues an earnings release or material news, or if a material event relating to the Company occurs, during the last seventeen (17) days of the Lock-Up Period, or (ii) if prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this paragraph (j) or the letter shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

(k)          To supply the Placement Agents with copies of all correspondence to and from, and all documents issued to and by, the OSC and the Commission in connection with the registration or qualification of the Units under the Canadian Securities Laws, the Securities Act or any Registration Statement, any Preliminary Prospectus or the Prospectuses, or any amendment or supplement thereto or document incorporated by reference therein.

(l)           Prior to the Closing Date, to furnish to the Placement Agents, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company for any periods subsequent to the periods covered by the financial statements appearing in the Registration Statement and the Prospectuses.

(m)         Prior to the Closing Date, not to issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company and of which the Placement Agents are notified), without the prior written consent of the Placement Agents, which consent shall not be unreasonably withheld, unless in the judgment of the Company and its counsel, and after notification to the Placement Agents, such press release or communication is required by law.

(n)          Until the Placement Agents shall have notified the Company of the completion of the offering of the Units, that the Company will not, and will cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Units, or attempt to induce any person to purchase any Units; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Units.

(o)          Not to take any action prior to Closing Date which would require the Prospectuses to be amended or supplemented pursuant to this Section 5.

(p)          To apply the net proceeds from the sale of the Units as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses under the heading “Use of Proceeds”, and, without limiting the generality of the foregoing, will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for any purpose of financing the activities of any person subject to any U.S. sanctions administered by OFAC except in strict compliance with the terms of the OFAC Licenses and any Governmental Permits issued by OFAC subsequent to the date hereof.

(q)          To use its commercially reasonable best efforts to obtain (i) approval to list, subject to official notice of issuance, the Shares, the Warrant Shares and the Agent Warrant Shares on the NYSE AMEX and (ii) conditional approval to list the Shares, the Warrant Shares and the Agent Warrant Shares on the TSX, subject only to satisfying customary TSX listing requirements.

(r)           To use its commercially reasonable efforts to assist the Placement Agents with any filings required to be made with FINRA and obtaining clearance from FINRA as to the amount of compensation allowable or payable to the Placement Agents.

(s)          To use its commercially reasonable best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date and to satisfy all conditions precedent to the delivery of the Units.

6.           Payment of Expenses.  The Company agrees with the Placement Agents to pay, or reimburse if paid by the Placement Agents (subject to receipt by the Company of appropriate documentation thereof), (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Offered Securities to the Purchasers and any stock or transfer taxes and stamp or similar duties payable in that connection; (b) the costs incident to the Registration of the Offered Securities, the Agent Warrants and the Agent Warrant Shares under the Canadian Securities Laws and the Securities Act; (c) the costs incident to the preparation, printing, filing and distribution of the Registration Statement, the Form F-X, any Preliminary Prospectus, the Prospectuses, any Issuer Free Writing Prospectus, the General Disclosure Package, and any amendments, supplements and exhibits thereto or any document incorporated by reference therein, and the costs of printing, reproducing and distributing, this Agreement and any closing document by mail, telex or other means of communication; (d) the reasonable fees and expenses (including related fees and expenses of counsel for the Placement Agents) incurred in connection with securing any required review by FINRA of the terms of the sale of the Units and any filings made with FINRA, if applicable; (e) any applicable fees related to the listing of the Shares, the Warrant Shares and the Agent Warrant Shares on the TSX and NYSE AMEX; (f) (subject to the limitations set forth in the following sentence) the reasonable fees and expenses of qualifying the Units under the securities laws of the several jurisdictions as provided in Section 5(I)(i) and of preparing, printing and distributing Blue Sky Memoranda (including related fees and expenses of counsel to the Placement Agents); (g) the cost of preparing and printing stock certificates, Warrants and Agent Warrants; (h) all fees and expenses of the registrar and transfer agent of the Offered Securities, the Agent Warrants and the Agent Warrant Shares; and (i) all other costs and expenses incident to the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants and the travel, lodging and other expenses incurred by Company personnel in connection with any “roadshow” including, without limitation, any expenses advanced by the Placement Agents on the Company’s behalf (which will be promptly reimbursed upon presentation of a written invoice).  Whether or not the issuance and sale of the Units occurs, the Company shall reimburse Roth for its reasonable out-of-pocket expenses; provided, however, that such out-of-pocket expenses (other than reasonable fees and disbursements of counsel) shall not exceed $15,000 in the aggregate and the reasonable fees and disbursements of counsel shall not exceed $35,000, in each case without the Company’s prior approval, such approval not to be unreasonably withheld or delayed.  Except as otherwise provided in this Section 6 and in Sections 8 and 10, the Placement Agents shall pay their own costs and expenses, including the fees and expenses of their counsel.  In no event will the total amount of compensation paid to the Placement Agents and other securities brokers and dealers upon completion of this Offering exceed 8.0% of the gross proceeds of the Offering.

7.           Conditions of Obligations of the Placement Agents and the Purchasers, and the Sale of the Units.  The respective obligations of the several Placement Agents hereunder and the US Purchasers under the Subscription Agreements are subject to the accuracy, when made and on the Applicable Time and on the Closing Date, of the representations and warranties of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

(I)           No stop or cease-trade order suspending the effectiveness of any Registration Statement or any part thereof, preventing or suspending the use of, any Preliminary Prospectus, the Prospectuses or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or, to the knowledge of the Company, threatened by the OSC and the Commission, and all requests for additional information on the part of the OSC and the Commission (to be included or incorporated by reference in the Registration Statement or the Prospectuses or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agents; each Issuer Free Writing Prospectus and the Prospectuses shall have been filed with, the OSC and the Commission within the applicable time period prescribed for such filing by, and in compliance with, the Rules and Regulations.

(II)          None of the Placement Agents shall have discovered and disclosed to the Company on or prior to the Closing Date that any Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Placement Agents, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the General Disclosure Package, any Issuer Free Writing Prospectus or the Prospectuses or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances in which they were made, not misleading.

(III)        All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Units, the Registration Statement, the General Disclosure Package, each Issuer Free Writing Prospectus and the Prospectuses and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agents, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(IV)        Heenan Blaikie, LLP and Stewart McKelvey Stirling & Scales LLP shall have furnished to the Placement Agents such counsel’s written opinions or letters, as Canadian counsel to the Company, addressed to the Placement Agents and dated the Closing Date, in form and substance reasonably satisfactory to the Placement Agents.

(V)          Dorsey & Whitney, LLP shall have furnished to the Placement Agents such counsel’s written opinion, as United States counsel to the Company, addressed to the Placement Agents and dated the Closing Date, in form and substance reasonably satisfactory to the Placement Agents.

(VI)        Bingham McCutcheon LLP shall have furnished to the Placement Agents such counsel’s written opinions, as special OFAC counsel to the Company and as special IP counsel to the Company, each addressed to the Placement Agents and dated the Closing Date, each in form and substance reasonably satisfactory to the Placement Agents.

(VII)       The Placement Agents shall have received from Lowenstein Sandler PC, counsel for the Placement Agents, such counsel’s negative assurance letter, dated the Closing Date, with respect to such matters as the Placement Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(VIII)      The Placement Agents shall have received from the Company’s IP counsels, such opinion or opinions, dated the Closing Date, in such form and with respect to the Intellectual Property and such other matters as the Placement Agents may reasonably require, and the Company shall have furnished to such Company’s IP counsels such documents as they request for enabling them to pass upon such matters.

(IX)        At the time of the execution of this Agreement, the Placement Agents shall have received from KPMG LLP a letter, addressed to the Placement Agents, executed and dated such date, in form and substance satisfactory to the Placement Agents (i) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the Rules and Regulations and PCAOB and independent auditors within the meaning of Canadian Securities Laws and (ii) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to certain financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses.

(X)         On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date, the Placement Agents shall have received a letter (the “KPMG bring-down letter”) from KPMG LLP addressed to the Placement Agents and dated the Closing Date confirming, as of the date of the KPMG bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the KPMG bring-down letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Placement Agents concurrently with the execution of this Agreement pursuant to subparagraph (IX) of this Section 7.

(XI)        At the time of the execution of this Agreement, the Placement Agents shall have received from BDO a letter, addressed to the Placement Agents, executed and dated such date, in form and substance satisfactory to the Placement Agents (i) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries and Cytopia within the meaning of the Securities Act and the Rules and Regulations and PCAOB and independent auditors within the meaning of Canadian Securities Laws and (ii) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to certain financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses.

(XII)       On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date, the Placement Agents shall have received a letter (the “BDO bring-down letter”) from BDO addressed to the Placement Agents and dated the Closing Date confirming, as of the date of the BDO bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the BDO bring-down letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Placement Agents concurrently with the execution of this Agreement pursuant to subparagraph (XI) of this Section 7.

(XIII)     The Company shall have furnished to the Placement Agents a certificate, dated the Closing Date, of its Chairman and Chief Executive Officer and its Vice President, Finance and Administration stating that (i) such officers have carefully examined the Registration Statement, the General Disclosure Package, any Permitted Free Writing Prospectus and the Prospectuses and, in their opinion, the Registration Statement and each amendment thereto, at the Applicable Time and as of the Closing Date did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the General Disclosure Package, as of the Applicable Time, as of the date of this Agreement and as of the Closing Date, any Permitted Free Writing Prospectus as of its date and as of the Closing Date, the Prospectuses and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the General Disclosure Package or the Prospectuses, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and (iv) there has not been, subsequent to the date of the most recent audited financial statements included, or incorporated by reference, in the General Disclosure Package, any material adverse change in the financial position or results of operations of the Company and its subsidiaries, or any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business or assets of the Company and its subsidiaries taken as a whole, except as set forth in the Prospectuses.

(XIV)     Since the date of the latest audited financial statements included in the General Disclosure Package, or incorporated by reference in the General Disclosure Package as of the date hereof, (i) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood, terrorist act, or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the General Disclosure Package, and (ii) there shall not have been any change in the share capital or long-term debt of the Company or any of its subsidiaries, or any change, or any development involving a prospective change, in or affecting the business, assets, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth in the General Disclosure Package, the effect of which, in any such case described in clause (i) or (ii) of this subparagraph (X), is, in the judgment of the Placement Agents, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Units on the terms and in the manner contemplated in the General Disclosure Package.

(XV)       No action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would prevent the issuance or sale of the Units or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company and its subsidiaries, taken as a whole; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Units or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company and its subsidiaries, taken as a whole.

(XVI)     Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the Nasdaq Stock Market, the TSX or NYSE AMEX or in the over-the-counter market, or trading in any securities of the Company on any stock exchange or in the over-the-counter market, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Canadian or United States Federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States, (iii) the United States shall have become engaged in hostilities, or the subject of an act of terrorism, or there shall have been an outbreak of or escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iv) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States or Canada shall be such) as to make it, in the judgment of the Placement Agents, impracticable or inadvisable to proceed with the sale or delivery of the Units on the terms and in the manner contemplated in the General Disclosure Package and the Prospectuses.

(XVII)    The NYSE AMEX shall have approved the Shares, the Warrant Shares and the Agent Warrant Shares for listing therein subject only to official notice of issuance.  The TSX shall have accepted for filing notice of the Offering and shall have conditionally approved the listing of the Shares, the Warrant Shares and the Agent Warrant Shares subject only to the satisfaction of customary post-closing requirements.

(XVIII)   Roth shall have received the written agreements, substantially in the form of Exhibit C hereto, of the Company’s Chairman and Chief Executive Officer and the directors of the Company listed in Schedule B to this Agreement.

(XIX)     The Company shall have entered into Subscription Agreements with each of the Purchasers and such agreements shall be in full force and effect.

(XX)      FINRA shall have raised no objection that has not been resolved to the fairness and reasonableness of the terms of this Agreement or the transactions contemplated hereby

(XXI)     The Company shall have prepared and filed with the OSC, and with the Commission a Report of Foreign Issuer on Form 6-K including as an exhibit thereto, this Agreement.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agents.

8.           Indemnification and Contribution.  (I) The Company shall indemnify and hold harmless each Placement Agent, each of its directors, officers, managers, members, employees, representatives and agents and each person, if any, who controls any Placement Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Placement Agent Indemnified Parties,” and each a “Placement Agent Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Placement Agent Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, or (B) the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading or (C) any breach of the representations and warranties of the Company contained herein or failure of the Company to perform its obligations hereunder or pursuant to any law, any act or failure to act, or any alleged act or failure to act, by the Placement Agent in connection with, or relating in any manner to, the Units or the Offering, and which is included as part of or referred to in any loss, claim, damage, expense, liability, action, investigation or proceeding arising out of or based upon matters covered by subclause (A), (B) or (C) above of this Section 8(I) (provided that the Company shall not be liable in the case of any matter covered by this subclause (C) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, expense or liability resulted directly from any such act or failure to act undertaken or omitted to be taken by such Placement Agent through its gross negligence or willful misconduct), and shall reimburse each Placement Agent Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by that Placement Agent Indemnified Party in connection with investigating, or preparing to defend, or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from any Preliminary Prospectus, any Registration Statement or the Prospectuses, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Placement Agent specifically for use therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17).  This indemnity agreement is not exclusive and will be in addition to any liability which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to any Placement Agent Indemnified Party.

(II)          Each Placement Agent, severally and not jointly, shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Company Indemnified Parties” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of that Placement Agent specifically for use therein, which information the parties hereto agree is limited to the Placement Agents’ Information as defined in Section 17, and shall reimburse the Company for any legal or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred.  This indemnity agreement is not exclusive and will be in addition to any liability which the Placement Agents might otherwise have and shall not limit any rights or remedies which may otherwise be available under this Agreement, at law or in equity to the Company Indemnified Parties.  Notwithstanding the provisions of this Section 8(II), in no event shall any indemnity by a Placement Agent under this Section 8(II) exceed the total compensation received by such Placement Agent in accordance with Section 2(V).

(III)        Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify such indemnifying party in writing of the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 8 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 8.  If any such action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action with counsel reasonably satisfactory to the indemnified party (which counsel shall not, except with the written consent of the indemnified party, be counsel to the indemnifying party).  After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, except as provided herein, the indemnifying party shall not be liable to the indemnified party under this Section 8 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense of such action but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 8(I) or Roth in the case of a claim for indemnification under Section 8(II), (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action or the indemnifying party does not diligently defend the action after assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action after assumption of the defense, to continue to defend) such action on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action; provided, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to any local counsel), which firm shall be designated in writing by Roth if the indemnified parties under this Section 8 consist of any Placement Agent Indemnified Party or by the Company if the indemnified parties under this Section 8 consist of any Company Indemnified Parties.  Subject to this Section 8(III), the amount payable by an indemnifying party under Section 8 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 8 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.  Subject to the provisions of the following sentence, no indemnifying party shall be liable for settlement of any pending or threatened action or any claim whatsoever that is effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent, if its consent has been unreasonably withheld or delayed or if there be a judgment for the plaintiff in any such matter, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated herein effected without its written consent if (i) such settlement is entered into more than forty-five (45) days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(IV)        If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under Section 8(I) or 8(II), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agents on the other from the offering of the Units, or (ii) if the allocation provided by clause (i) of this Section 8(IV) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 8(IV) but also the relative fault of the Company on the one hand and the Placement Agents on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Placement Agents on the other with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Units purchased under this Agreement and, if applicable, the Subscription Agreements (before deducting expenses) received by the Company bear to the total fees and commissions received by the Placement Agents with respect to the Units, in each case as set forth in the table on the cover page of the Prospectus Supplements.  The relative fault of the Company on the one hand and the Placement Agents on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agents on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act; provided that the parties hereto agree that the written information furnished to the Company by or on behalf of the Placement Agents for use in any Preliminary Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, consists solely of the Placement Agents’ Information as defined in Section 17.  The Company and the Placement Agents agree that it would not be just and equitable if contributions pursuant to this Section 8(IV) were to be determined by pro rata allocation (even if the Placement Agents were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to above in this Section 8(IV) shall be deemed to include, for purposes of this Section 8(IV), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding.  Notwithstanding the provisions of this Section 8(IV), no Placement Agent shall be required to contribute any amount in excess of the total compensation received by such Placement Agent in accordance with Section 2(V) less the amount of any damages with such Placement Agent has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Placement Agents’ obligations to contribute as provided in this Section 8(IV) are several in proportion to their respective placement agent obligations and not joint.

9.           Termination.  The obligations of the Placement Agents hereunder may be terminated by Roth, in its absolute discretion by notice given to the Company prior to delivery of and payment for the Units if, prior to that time, any of the events described in Sections 7(XIV), 7(XV) or 7(XVI) have occurred or if the Purchasers shall decline to purchase the Units for any reason permitted under this Agreement or the Subscription Agreements.

10.         Reimbursement of Placement Agents’ Expenses.  If the sale of the Units provided for herein is not consummated because any condition to the obligations of the Placement Agents and the Purchasers set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 9 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Placement Agents, the Company will reimburse, upon, if requested by the Company, receipts of written invoices for such expenses, the Placement Agents upon demand, through Roth, for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and any expenses advanced by the Placement Agents on the Company’s behalf) that shall have been incurred by the Placement Agents in connection with this Agreement and the proposed purchase and sale of the Units and, upon demand, the Company shall pay the full amount thereof to the Placement Agents.

11.         Absence of Fiduciary Relationship.  The Company acknowledges and agrees that:

(I)           the Placement Agents’ responsibility to the Company is solely contractual in nature, the Placement Agents have been retained solely to act as placement agent in connection with the sale of the Units and no fiduciary or advisory relationship between the Company and any Placement Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Placement Agent has advised or is advising the Company on other matters;

(II)          the price of the Units to be sold in the Offering was established by the Company following discussions and arm’s-length negotiations with the Purchasers, and the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(III)        the Company has been advised that each Placement Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that each Placement Agent has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(IV)        the Company waives, to the fullest extent permitted by law, any claims it may have against any Placement Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that no Placement Agent shall have any liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim.

12.         Successors; Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the several Placement Agents, the Purchasers, the Company and their respective successors and assigns.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, other than the persons mentioned in the preceding sentence, any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the representations, warranties, covenants, agreements and indemnities of the Company contained in this Agreement shall also be for the benefit of the Placement Agent Indemnified Parties and the indemnities of the several Placement Agents shall be for the benefit of the Company Indemnified Parties.  It is understood that each Placement Agent’s responsibility to the Company is solely contractual in nature and no Placement Agent owes the Company, or any other party, any fiduciary duty as a result of this Agreement.

13.         Survival of Indemnities, Representations, Warranties, etc.  The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Placement Agents, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Placement Agents, the Company, the Purchasers or any person controlling any of them and shall survive delivery of and payment for the Units.

14.         Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and:

(I)           if to the Placement Agents, shall be delivered or sent by mail, telex or facsimile transmission to the Placement Agents c/o Roth Capital Partners, LLC, 24 Corporate Plaza, Newport Beach, CA 92660, Attention: Aaron Gurewitz (Fax: 949-720-7227), with a copy to: Lowenstein Sandler PC, 1251 Avenue of the Americas, New York, New York 10020, Attention: John D. Hogoboom (Fax: 973-597-2400).

(II)           if to the Company shall be delivered or sent by mail, telex or facsimile transmission to YM BioSciences Inc., 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario Canada L4W 4Y4, Attention: Chief Executive Officer (Fax: 905-629-4959), with copies (which shall not constitute notice) to: Heenan Blaikie, LLP, Suite 2900, 333 Bay Street, Bay Adelaide Centre, Toronto, ON Canada M5H 2T4, Attention: Sonia Yung (Fax: 416-360-8425) and Dorsey & Whitney LLP, 777 Dunsmuir Street, Suite 1605, P.O. Box 10444, Pacific Centre, Vancouver, BC Canada V7Y 1K4, Attention: Daniel M. Miller (Fax: 604-687-8504).

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof, except that any such statement, request, notice or agreement delivered or sent by email shall take effect at the time of confirmation of receipt thereof by the recipient thereof.

15.         Definition of Certain Terms.  For purposes of this Agreement, (a) “business day” means any day on which the Toronto Stock Exchange, Inc. is open for trading and (b) “subsidiary” has the meaning set forth in Rule 405 of the Rules and Regulations.

16.         Governing Law, Agent For Service and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations Law.  No legal proceeding may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company and the Placement Agents each hereby consents to the jurisdiction of such courts and personal service with respect thereto (with notice of such service mailed and delivered to the Company’s Chief Executive Officers at its principal officer in Mississauga, Ontario, Canada).  The Company and the Placement Agents each hereby consent to personal jurisdiction, service and venue in any court in which any legal proceeding arising out of or in any way relating to this Agreement is brought by any third party against the Company or the Placement Agents.  The Company and the Placement Agents each hereby waive all right to trial by jury in any legal proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such legal proceeding brought in any such court shall be conclusive and binding upon the Company and each of the Placement Agents and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

17.         Placement Agents’ Information.  The parties hereto acknowledge and agree that, for all purposes of this Agreement, the Placement Agents’ Information consists solely of the names of the Placement Agents contained on the cover of the Prospectus Supplements and the statements concerning the Placement Agents contained in the third paragraph under the heading “Plan of Distribution” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

18.         Partial Unenforceability.  The invalidity or unenforceability of any Section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph, clause or provision hereof.  If any Section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

19.         General.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another.  The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement.  This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and the Placement Agents.

20.         Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding of the agreement between the Company and the several Placement Agents, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

YM BIOSCIENCES INC.

By:	/s/ David Allan
Name: David Allan
Title: Chairman & CEO

Accepted as of the date first above written:

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

BLOOM BURTON & CO. INC.

By:	/s/ Jolyon Burton
Name: Jolyon Burton
Title: Chief Executive Officer

GRIFFIN SECURITIES, INC.

By:	/s/ Adrian Stecyk
Name: Adrian Stecyk
Title: Chief Executive Officer

HAYWOOD SECURITIES INC.

By:	/s/ Kevin Campbell
Name: Kevin Campbell
Title: Managing Director

SCHEDULE A
General Use Free Writing Prospectuses

Free-Writing Prospectus
filed with the Securities and Exchange Commission on March 4, 2010

Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated March 4, 2010
Relating to Prospectus dated September 17, 2009
Registration No. 333-161786

Term Sheet

for

Offering of Common Shares and Warrants

by

YM BioSciences Inc.

By reading the information contained within this document (this “Term Sheet”), the recipient agrees with YM BioSciences Inc. (“we”, “us” or the “Company”) to maintain in confidence such information, together with any other non-public information regarding us obtained from us, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc., Haywood Securities Inc. or our or their respective agents during the course of the proposed offering referred to below and to comply with the recipient’s obligations under applicable US and state securities laws.

We have filed a registration statement (Registration No. 333-161786), including a base prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this Term Sheet relates (the “Offering”). Before you make your investment decision, you should read the base prospectus in that registration statement (the “Base Prospectus”) and other documents we have filed with the SEC that are incorporated therein by reference for more complete information about us and the Offering. You may access these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Base Prospectus and any other offering documents if you request them by calling Roth Capital Partners, LLC at (800) 678-9147 or sending an e-mail to rothecm@roth.com.

TERM SHEET INFORMATION

Issuer:	YM BioSciences Inc., a corporation continued under the Nova Scotia Companies Act.

Securities Offered:
Aggregate of 14,583,000 units (“units”) of the Company, each unit consisting of one of the Company’s common shares (a “unit share”) and one half of one common share purchase warrant (a “warrant”). The warrants are not attached to the unit shares and the warrants and unit shares will separate and be separately transferable immediately on the closing of the Offering. There will be no minimum offering amount.

Warrants:
Each whole warrant will entitle the holder to purchase one of the Company’s common shares (a “warrant share”) at an exercise price of US$1.60 per warrant share, subject to adjustment, at any time beginning on the date that is six months following the closing date of the Offering (the “Closing Date”) until 5:00 p.m. (Toronto time) on the date that is five years following the Closing Date.  A summary of the warrants is attached as Exhibit A.

Purchase Price:	$1.20 per unit.

Use of Proceeds to Company:
The Company intends to use the net proceeds received from the sale of the securities to fund the Company’s drug development activities and for general corporate purposes, subject to certain restrictions on the use of proceeds from the sale of units to US purchasers as a result of US economic sanctions against Cuba.

Purchase and Closing Date:
The Company and each purchaser participating in the Offering (each a “Purchaser”) will be required to execute a Subscription Agreement.  It is expected that the closing of the Offering shall occur on or about March 10, 2010.

Recent Developments:	A summary of the Company’s recent developments is attached as Exhibit B.

Risk Factors:
An investment in the units involves a high degree of risk. See the disclosure relating to the risks affecting the Company attached as Exhibit C and set forth or incorporated by reference in the Base Prospectus and the documents filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Federal Income Tax Considerations:
Purchasing the securities may subject you to tax consequences both in the United States and Canada.  A summary of certain United States and Canadian federal income tax considerations is attached as Exhibit D. This Term Sheet, the Base Prospectus and the other offering documents may not describe these tax consequences fully.  You should read the tax discussion set forth in Exhibit D and the other offering documents fully and consult with your own tax advisers prior to investing in the units.

NYSE Amex Market Symbol:	YMI

Toronto Stock Exchange Market Symbol:	YM

Confidential Information:
The recipient of this Term Sheet and the materials attached hereto agrees with the Company, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under US and state securities laws.

Placement Agents:
The Company has engaged Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. Inc. and Haywood Securities Inc. to act as placement agents in connection with the Offering. The placement agents will receive an aggregate cash commission equal to 6% of the proceeds of the sale of units in the Offering and expense reimbursement of no more than an aggregate of $50,000.  In addition, the Company has granted the placement agents broker warrants exercisable at any time beginning on the date that is six months following the Closing Date until 5:00 p.m. (Toronto time) on the date that is five years following the date of the prospectuses relating to the Offering to purchase up to that number of common shares equal to 6% of the number of unit shares at an exercise price of $1.60 per share.  In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of the Offering exceed 8.0% of the maximum gross proceeds of the Offering.

EXHIBIT A

DESCRIPTION OF WARRANTS

Each purchaser of units will receive, for each unit purchased, one of our common shares and one half (1/2) of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one (1) common share at an exercise price of US$1.20 per common share (subject to adjustment). Each whole warrant will entitle the holder to purchase one of our common shares (a “warrant share”) upon payment of US$1.60, subject to adjustment as summarized below, at any time between the date that is six months following the date of the closing of the Offering until 5:00 p.m. (Toronto time) on the date that is five years following the closing of the Offering.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased in the Offering.  This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation.

Certificates representing the warrants forming part of the units will be issued on the closing of the Offering. The rights evidenced by the warrants may be exercised by the holder by providing to us at 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 the certificate representing the warrants and a duly completed subscription form together with either payment of the exercise price or notice of cashless exercise in accordance with the terms of the warrants.

The terms of the warrants will provide for adjustment in the number of warrant shares and/or the exercise price per warrant share upon the occurrence of certain events, including:

(i)
the declaration of a dividend or other distribution payable into common shares (or securities exchangeable for or convertible into common shares), other than dividends paid in the ordinary course (as used in this paragraph, “dividends paid in the ordinary course” means dividends declared payable on our common shares (whether in cash, securities, property or assets) in any fiscal year of the Company to the extent that such dividends do not exceed, in the aggregate, the greater of: (i) the aggregate value of dividends declared payable by the Company on our common shares in its immediately preceding fiscal year; (ii) the arithmetic mean of the aggregate value of dividends declared payable by the Company on our common shares in its three immediately preceding fiscal years; and (iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year (such consolidated net income to be computed in accordance with Canadian generally accepted accounting principles);

(ii)	the subdivision or change of our common shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of our common shares into a lesser number of shares;

(any of such events in paragraphs (i), (ii) or (iii) above being called a “Share Reorganization”)

(iv)
the issuance to all or substantially all of the holders of our common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the “current market price”, as defined in each certificate representing warrants, for our common shares on such record date (any such event being called a “Rights Offering”); and

(v)
the payment, issuance or distribution to all or substantially all of the holders of our common shares of (a) a dividend, (b) cash or assets (including  evidences of the Company’s indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for common shares), and such payment, issue or distribution does not constitute a “dividend paid in the ordinary course”, a Share Reorganization or a Rights Offering (each as defined above).

Each certificate representing the warrants will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events:

(i)	reorganization, reclassification or other change of common shares at any time outstanding or change of our common shares into other shares or into other securities (other than a Share Reorganization);

(ii)	consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity; or

(iii)
the transfer of all or substantially all of the undertaking or assets of the Company to another corporation or entity in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

No adjustment to the exercise price or the number of warrant shares will be required to be made unless the cumulative effect of the such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of warrant shares purchasable upon exercise by at least one warrant share, as the case may be.

The Company will also covenant in each certificate representing the warrants that, during the period in which the warrants are exercisable, it will give notice to each registered holder of warrants (each, a “warrantholder”) of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of warrant shares issuable upon exercise of the warrants, at least seven days prior to the record date or effective date, as the case may be, of such event.

No fractional common shares will be issuable upon the exercise of any warrants.  Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

EXHIBIT B

RECENT DEVELOPMENTS

On September 17, 2009, we announced that nimotuzumab had been approved for marketing in Mexico by CIMAB’s licensee in that country. (Nimotuzumab is licensed to our majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A.(“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology)).  We also announced that we had enrolled and treated the first two patients in our multinational randomized, double-blind trial evaluating nimotuzumab plus whole-brain radiation therapy (WBRT) against WBRT alone in patients with brain metastases from non-small cell lung cancer. The trial is designed to enrol approximately 88 patients over 12 months followed by a 12-month follow-up period and will likely include 12 investigational centers in Canada plus additional centers in other countries.

On October 26, 2009, the trading of our common shares on the Alternative Investment Market of the London Stock Exchange was terminated at our request. Our common shares had traded on AIM since 2002, but the majority of our shareholder base and liquidity now result from our Canadian and US listings. Therefore, we concluded that the additional costs associated with maintaining a listing on AIM were not justifiable given our North American-focused shareholder base.

On December 10, 2009, we announced the first results of a collaborative program with the National Research Council of Canada’s Biotechnology Research Institute (NRC-BRI). The program is a multi-target, parallel-discovery research project funded by us and NRC-BRI to develop our IntelliMab™ technology, a proprietary platform for generating new therapeutic antibodies that target cell surface receptors associated with cancer, uniquely optimized to produce efficacy with reduced toxicities. This collaboration has resulted in a number of antibodies that bind optimally to HER2/neu-over-expressing breast cancer cells while minimally binding to HER2 on normal cardiac cells.

On December 17, 2009, we announced the signing of an agreement with Therapure Biopharma Inc. pursuant to which Therapure will formulate and fill nimotuzumab into sterile vials in their aseptic GMP certified and Health Canada licensed fill suite in Mississauga, Canada. The final product will be utilized by us and our licensees, Daiichi Sankyo in Japan, Kuhnil in South Korea and Oncoscience AG in Europe, for all activities, and by Innogene Kalbiotech, our licensee in Southeast Asia, for global clinical trials. Implementation of the agreement will occur upon the finalization of an agreed arrangement with the Centre of Molecular Immunology in Cuba.

On January 4, 2010, we announced that Rogerio C. Lilenbaum, M.D., M.Sc., Director of Cancer Research and Director of the Thoracic Oncology Program at the Mt. Sinai Comprehensive Cancer Center, Miami Beach, Florida,  Minesh Mehta, M.D., a radiation oncologist and professor at the University of Wisconsin Medical School, and Roman Perez-Soler, M.D., Chairman of the Department of Oncology at Montefiore Medical Center, New York and Director of the Division of Medical Oncology and Professor of Medicine and Molecular Pharmacology at the Albert Einstein College of Medicine, together with two additional US oncologists, agreed to constitute a US consultative committee to us on the ongoing development of nimotuzumab, CYT387 and CYT997.

On January 11, 2010, we announced the results of a collaboration with researchers at the University of Toronto for the development of potent antibody-radionuclide conjugates for use in the treatment of cancer. The approach concluded its first series of proof-of-principle experiments.

On January 26, 2010, we announced that the FDA had advised us that we may now enrol patients at US clinical sites into two on-going randomized, double-blind Phase II trials of nimotuzumab. This follows the August 10, 2009 grant to our subsidiary, YM BioSciences USA Inc., of a license by the US Department of Treasury Office of Foreign Assets Control that lifted the limitation on the development of nimotuzumab in the US for patients with solid tumor cancers.

On January 29, 2010, we completed our acquisition of Cytopia Limited, an Australian public company based in Melbourne, Australia. The merger was completed pursuant to a scheme of arrangement under applicable Australian laws. Under the terms of the merger, we issued 7,276,688 common shares in exchange of all of the issued and outstanding ordinary shares of Cytopia Limited. In addition, Mr. Robert G.C. Watson, former Chairman of Cytopia Limited, has been appointed to our Board of Directors. Mr. Watson has over twenty years experience as an executive and director of large technology businesses.

On February 10, 2010, we announced that we have been granted two additional patents in the US for AeroLEF, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe acute pain. US patent numbers 7,648,981 and 7,648,982 extend the life of AeroLEF’s patent estate in the US to 2024. We also announced that AeroLEF’s patent estate has expanded to include other territories with the issuance of European patent number 1,603,533 and several patent allowances in China, India, Mexico and other territories.

On March 2, 2010, we made an announcement describing that certain US patents for nimotuzumab licensed to our majority-owned Canadian subsidiary, CIMYM, have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to us, the licensor, or the patent owner, the Center of Molecular Immunology (CIM). We have been advised by counsel that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB to CIMYM for numerous territories, including the US. We announced that we do not believe that this situation will have an impact on our continuing development of nimotuzumab in the US nor do we expect the development to be material to our business.

EXHIBIT C

RISK FACTORS

Investing in our common shares and warrants involves a high degree of risk. You should carefully consider the risks described below and set forth or incorporated by reference in the Base Prospectus and the documents filed by us with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before making an investment decision. You should also refer to the other information in the Base Prospectus, including information incorporated, or deemed to be incorporated, by reference in the Base Prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described in this Term Sheet or set forth or incorporated by reference in the Base Prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating To Our Business

We license products and technologies from Cuba.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect. The Offering will be considered a prohibited transaction if any portion of the proceeds is used in support of the Cuban licensed products and technologies related to nimotuzumab, a humanized monoclonal antibody targeting the epidermal growth factor receptor (EGFR), except for that portion of proceeds that may be used in compliance with the various licenses issued to YM USA by the US Treasury Department’s Office of Foreign Assets Control (OFAC) for activities related to permitted activities in the US.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States. However, because the sanctions prohibit persons subject to US jurisdiction from participating in financing transactions that would support the Cuban licensed products and technologies, the proceeds from the sale of our units to US purchasers will be used only to fund drug development activities that do not violate the terms of the Cuba sanctions.

Nevertheless, we cannot assure you that OFAC, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB, a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US 5,891,996 and 6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of Cytopia Limited will result in increased expenditures.

The acquisition of Cytopia Limited will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the Cytopia Limited products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

Risks Relating To This Offering

There can be no assurance as to the liquidity of the warrants or that a trading market for the warrants will develop.

There is currently no public market through which the warrants may be sold and we do not intend to apply for the listing of the warrants on any securities exchange. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the warrants.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named in the Base Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of the Offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from the Offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Term Sheet, we intend to use the net proceeds from the Offering to fund our drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our units to US purchasers. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in the Offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing the Offering, the actual public offering amount and net proceeds to us, if any, from the Offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information” on page 17 of the Base Prospectus.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US person holds our common shares or warrants, it would likely result in materially adverse US federal income tax consequences for such US person, including, but not limited to, any gain from the sale of our common shares and warrants would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US persons that hold common shares should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a PFIC, or that the we will supply such US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such common shares, except as otherwise provided in this Term Sheet or in the prospectuses related to the Offering. US persons that hold warrants are not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such warrants and stock received upon exercise of such warrants. The PFIC rules are extremely complex. A US person holding our common shares or warrants is encouraged to consult a tax adviser regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares and warrants.

EXHIBIT D

FEDERAL INCOME TAX CONSIDERATIONS

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material US federal income tax consequences applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of units acquired pursuant to the Offering, the acquisition, ownership, and disposition of unit shares acquired as part of the units, the exercise, disposition, and lapse of warrants acquired as part of the units, and the acquisition, ownership, and disposition of warrant shares received on exercise of the warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the acquisition of units pursuant to the Offering.  In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.  Each US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the US. Federal income tax considerations applicable to US Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY US FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A US HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS TERM SHEET. EACH US HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH US HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), US court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this Term Sheet.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the US federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares acquired pursuant to the Offering that is (a) an individual who is a citizen or resident of the US for US federal income tax purposes, (b) a corporation, or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “Non-US Holder” is a beneficial owner of units, unit shares, warrants, or warrant shares that is neither a US Holder nor a partnership.  This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Accordingly, a Non-US Holder should consult its own tax adviser regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that own units, unit shares, warrants or warrant shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) US Holders that acquired units, unit shares, warrants or warrant shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold units, unit shares, warrants or warrant shares other than as a capital asset within the meaning of Section 1221 of the Code or (g) US Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares.  The summary also does not address the US federal income tax considerations applicable to US  Holders who are (a) US expatriates or former long-term residents of the US subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold, units, unit shares, warrants, or warrant shares in connection with carrying on a business in Canada; (d) persons whose units, unit shares, warrants, or warrant shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention.  US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisers.

If an entity that is classified as partnership (or “pass-through” entity) for US federal income tax purposes holds units, unit shares, warrants or warrant shares, the US federal income tax consequences applicable to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for US federal income tax purposes should consult their own tax adviser regarding the US federal income tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local, US federal estate and gift, US federal alternative minimum tax, or foreign tax consequences to US Holders relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.  Each US Holder should consult its own tax adviser regarding the US state and local, US federal estate and gift, US federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of units, unit shares, warrants, and warrant shares.

US Federal Income Tax Consequences of the Acquisition of Units

For US federal income tax purposes, the acquisition by a US Holder of a unit will be treated as the acquisition of an “investment unit” consisting of two components: one unit share and one half of one warrant.  The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the US Holder.  This allocation of the purchase price for each unit will establish a US Holder’s initial tax basis for US federal income tax purposes in the unit share and one half of one warrant that comprise each unit.

For this purpose, we will allocate US$1.102 of the purchase price for each unit to the unit share and US$0.098 of the purchase price for each unit to the one half of one warrant.  However, the IRS will not be bound by our allocation of the purchase price for the units, and therefore, the IRS or a US court may not respect the allocation set forth above.  Each US Holder should consult its own tax adviser regarding the allocation of the purchase price for the units.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a US Holder’s holding period, the following sections will generally describe the US federal income tax consequences to US Holder’s of the acquisition, ownership, and disposition of units, unit shares, warrants or warrant shares.

PFIC Status

We generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation if it is on hand at the close of the taxable year, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will be subject to US federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of unit shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

We believe that we constituted a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year.  The determination of whether we (or a Subsidiary PFIC) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations.  In addition, whether we (or a Subsidiary PFIC) will be a PFIC for any tax year depends on our assets and income (and each Subsidiary PFIC) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Term Sheet.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year.  Each US Holder should consult its own tax adviser regarding our PFIC status and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the US federal income tax consequences to a US Holder of the purchase of units and the acquisition, ownership, and disposition of unit shares, warrants and warrant shares will depend on whether such US Holder is eligible to make and actually makes an election to treat us (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to unit shares or warrant shares.  A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares and (b) any excess distribution paid on the unit shares and warrant shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the unit shares and warrant shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of unit shares, warrants and warrant shares of a PFIC (including an indirect disposition of unit shares of a Subsidiary PFIC), and any excess distribution paid on such unit shares and warrant shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a US Holder) must be rateably allocated to each day of a Non-Electing US Holder’s holding period for the unit shares or warrant shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds unit shares, warrant shares or warrants, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  If we cease to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to unit shares and warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such unit shares and warrant shares were sold on the last day of the last tax year for which we were a PFIC.  No such election, however, may be made with respect to warrants.

Under proposed Treasury Regulations, if a US holder has an option, warrant, or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  Under rules described below, the holding period for the warrant shares will begin on the date a US Holder acquires the units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares.  Thus, a US Holder may have to account for warrant shares and unit shares under the PFIC rules and the applicable elections differently.  See discussion below under “QEF Election” and under “Market-to-Market Election”.

QEF Election

A US Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares.  However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such US Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such US Holder by us.  However, for any tax year in which we are a PFIC and has no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge.  If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in the unit shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of unit shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for the unit shares in which we were a PFIC.  A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a US holder has an option, warrant or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock.  In addition, under proposed Treasury Regulations, if a US Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a US Holder of unit shares makes a QEF Election, such Election generally will not be treated as a timely QEF Election with respect to warrant shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such US Holder’s warrant shares.  However, a US Holder of warrant shares should be eligible to make a timely QEF Election if such US Holder elects in the tax year in which such warrant shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold for fair market value on the date such US Holder acquired them.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the warrants by a US Holder will be subject to the rules of Section 1291 of the Code discussed above.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A US Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed US federal income tax return for the tax year to which the election relates.  Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.  In order to comply with the requirements of a QEF Election, a US Holder must receive certain information from us.

We will make available to US Holders, upon their written request, timely and accurate information as to our company’s status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year we are a PFIC, provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  Because our company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, US Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply US Holders with information that such US Holders require to report under the QEF rules, in the event that our company is a PFIC and a US Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC.  With respect to Subsidiary PFICs for which we do not or the US Holders do not obtain the required information, US Holders will continue to be subject to the rules discussed above that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions. Each US Holder should consult his, her or its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the unit shares and warrant shares are marketable stock.  The unit shares and warrant shares generally will be “marketable stock” if the unit shares and warrant shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its unit shares generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for the unit shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the unit shares.

Any Mark-to-Market Election made by a US Holder for the unit shares will also apply to such US Holder’s warrant shares.  As a result, if a Market-to-Market Election has been made by a US Holder with respect to unit shares, any warrant shares received will automatically be marked-to-market in the year of exercise.  Because a US Holder’s holding period for warrant shares includes the period during which such US Holder held the warrants, a US Holder will be treated as making a Mark-to-Market Election with respect to its warrant shares after the beginning of such US Holder’s holding period for the warrant shares unless the warrant shares are acquired in the same tax year as the year in which the US Holder acquired its units.  Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which warrant shares are received.  However, the general mark-to-market rules will apply to subsequent tax years.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the unit shares and any warrant shares, as of the close of such tax year over (b) such US Holder’s tax basis in the unit shares and any warrant shares.  A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in the unit shares and any warrant shares, over (ii) the fair market value of such unit shares and any warrant shares (but only to the extent of the net amount of previously included income a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in the unit shares and warrant shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of unit shares and warrant shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the unit shares and warrant shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each US Holder should consult its own tax adviser regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to the unit shares and warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of unit shares and warrant shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which unit shares, warrants, or warrant shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if we are a PFIC, regardless of whether such US Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a US Holder that uses unit shares, warrants or warrant shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such unit shares, warrants or warrant shares.

In addition, a US Holder who acquires unit shares, warrants or warrant shares from a decedent will not receive a “step up” in tax basis of such unit shares, warrants or warrant shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of unit shares, warrants and warrant shares.

US Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A US Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a warrant share (except if cash is received in lieu of the issuance of a fractional warrant share).  A US Holder’s initial tax basis in the warrant share received on the exercise of a warrant should be equal to the sum of (a) such US Holder’s tax basis in such warrant plus (b) the exercise price paid by such US Holder on the exercise of such warrant.  If, as anticipated, we are a PFIC, a US Holder’s holding period for the warrant share should begin on the date on which such US Holder acquired its units.

In certain limited circumstances, a US Holder may be permitted to undertake a cashless exercise of warrants into warrant shares. The US federal income tax treatment of a cashless exercise of warrants into warrant shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.  US Holders should consult their own tax advisers regarding the US federal income tax consequences of a cashless exercise of warrants.

Disposition of Warrants

A US Holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder’s tax basis in the warrant sold or otherwise disposed of.  As noted below under “Disposition of unit shares and warrant shares”, such gain or loss will generally be treated as “US source” for purposes of the US foreign tax credit calculations.  Any gain is expected to be subject to the rules of Section 1291 of the Code, as discussed above.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed above, upon the lapse or expiration of a warrant, a US Holder will recognize a loss in an amount equal to such US Holder’s tax basis in the warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a US Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such US Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).  (See more detailed discussion of the rules applicable to distributions made by us at “US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares, and Warrant Shares – Distributions on Unit Shares and Warrant Shares” below).

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

Distributions on Unit Shares and Warrant Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for US federal income tax purposes.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Unit Shares or warrant shares and thereafter as gain from the sale or exchange of such Unit Shares or warrant shares.  (See “ Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares” below).  However, we do not intend to maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by us with respect to the Unit Shares or warrant share will constitute ordinary dividend income. Dividends received on Unit Shares or warrant shares generally will not be eligible for the “dividends received deduction”.

In addition, dividends received on unit shares or warrant shares generally are expected not to be considered “qualified dividend income”, and thus will not be eligible for the preferential tax rates applicable to long-term capital gains.

Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Unit Shares or warrant shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such US Holder’s tax basis in such Unit Shares or warrant shares sold or otherwise disposed of. While gain or loss recognized on such sale or other disposition generally would be long-term capital gain or loss if, at the time of the sale or other disposition, the Unit Shares or warrant shares have been held for more than one year, the PFIC rules discussed above may render such gain ordinary income.

Gain or loss recognized by a US Holder on the sale or other taxable disposition of Unit Shares or warrant shares generally will be treated as “US source” for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-US Tax Convention and such US Holder elects to treat such gain or loss as “foreign source.”  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Proceeds paid to a US Holder in foreign currency generally will be taxable as described below under “Receipt of Foreign Currency”.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the unit shares and warrant shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid.   This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income.  In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each US Holder should consult its own tax adviser regarding the foreign tax credit rules.

Subject to certain specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of unit shares or warrant shares, or on the sale, exchange or other taxable disposition of our unit shares, warrants or warrant shares generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time).  If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt.  A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes.  Each US Holder should consult its own US tax adviser regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Under US federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial.  US Persons who acquire units through the Offering and hold unit shares, warrants and warrant shares should consult with their own tax advisers regarding the requirements of filing information returns, and if applicable, any Mark-to-Market election or QEF election.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of the unit shares and warrant shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax.  However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS.  Each US Holder should consult its own tax adviser regarding the information reporting and backup withholding tax rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, Canadian counsel to us and Blake, Cassels & Graydon LLP, Canadian counsel to the placement agents, (collectively, “Counsel”) the following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of unit shares and warrants by a holder who acquires units pursuant to the Offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times deals at arm’s length and is not affiliated with YM or the placement agents and holds common shares of YM (“Common Shares”) and warrants as capital property. The Common Shares or warrants, as the case may be, will generally constitute capital property to a holder thereof unless the holder holds the Common Shares or warrants, as the case may be, in the course of carrying on a business or acquires the Common Shares or warrants in a transaction or transactions considered to be an adventure in the nature of trade.  Certain holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  The election under subsection 39(4) of the Tax Act does not apply to deem the warrants to be capital property. Holders contemplating such election should consult their own tax advisers for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iv) that reports its Canadian tax results in a currency other than Canadian currency; or (v) who holds or subsequently acquires Common Shares acquired on the exercise of a stock option or other agreement to issue or sell Common Shares to an employee of YM or of a corporation or mutual fund trust (as defined in the Tax Act) that does not deal with YM at arm’s length.

This summary is based upon the facts set out in the Base Prospectus and this Term Sheet, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares and warrants comprising the units. The income and other tax consequences of acquiring, holding and disposing of Common Shares and warrants will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, each prospective holder of units should obtain independent advice regarding the income tax consequences of investing in the Common Shares and warrants with reference to the holder’s own particular circumstances.

Currency

For the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of Common Shares and warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada for noon on the day such amount arose or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price

In acquiring units, holders will be acquiring ownership of the unit shares and warrants represented by such units.  The unit shares and warrants represented by units are separate properties and accordingly, holders will be required to allocate the purchase price paid for each unit between the unit share and the one half of one warrant comprising each unit on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For our purposes, we intend to allocate US$1.102 of the purchase price of each unit as consideration for the issue of each unit share and US$0.098 of the purchase price of each unit as consideration for the issue of one half of one warrant collectively comprising each unit.  While we consider this allocation to be reasonable, it is not binding on the CRA or the holder and Counsel express no opinion as to such allocation.

For purposes of determining the adjusted cost base to a holder of unit shares or warrants acquired at a particular time, the cost of the newly acquired unit shares or warrants, as the case may be, will be averaged with the adjusted cost base of all Common Shares or warrants, as the case may be, owned by the holder as capital property immediately before that time.

Holders Resident in Canada

The following part of this summary is applicable to a holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Canadian Holder”).

Exercise of warrants

The exercise of a warrant to acquire a warrant share will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Canadian Holder upon such an exercise. A Canadian Holder’s cost of a warrant share acquired on the exercise of a warrant will be the aggregate of the adjusted cost base to the Canadian Holder of such warrant and the exercise price paid for such warrant share.  The cost of any warrant share so acquired will be averaged with the adjusted cost base to the holder of all Common Shares held by the Canadian Holder as capital property immediately prior to such acquisition.

Disposition and expiry of warrants

A Canadian Holder who disposes of or is deemed to dispose of a warrant (not including an exercise of a warrant into a warrant share, as discussed above) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the warrant.  In the event of the expiry of an unexercised warrant, the Canadian Holder will realize a capital loss equal to the adjusted cost base to the Canadian Holder of such warrant.  The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder who is an individual will be included in the individual’s income and will generally be subject to the gross-up and the dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  To the extent we designate the dividends as “eligible dividends” in the prescribed manner, the Canadian Holder will be subject to the enhanced gross-up and dividend tax credit rules.

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Canadian Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share (other than a disposition on a purchase for cancellation by YM) will generally result in the Canadian Holder thereof realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of such share immediately before the disposition.  If the Canadian Holder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder must be included in computing the income of the Canadian Holder in the year of disposition.  One half of any capital loss (an “allowable capital loss”) realized generally must be applied to reduce taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) will be subject to an additional 6⅔% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to an alternative minimum tax under the Tax Act. Canadian Holders should consult their own advisers with respect to alternative minimum tax.

Holders Not Resident in Canada

The following part of this summary is generally applicable to a holder who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the Common Shares or warrants, comprising the units, in connection with carrying on a business in Canada (a “Non-Resident Holder”).  Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere; such insurers should consult their own tax advisers.

Taxation of Dividends on Common Shares

Amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of a dividend on the Common Shares will be subject to a Canadian withholding tax under Part XIII of the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention.  For example, under the Canada-United States Tax Convention (1980) (the “Canada-US Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-US Treaty, is generally reduced to 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock, in which case the rate is generally reduced to 5%).

Disposition of Common Shares or warrants

A Non-Resident Holder of Common Shares or warrants will not generally be subject to income tax under the Tax Act in respect of the disposition or deemed disposition of such shares or warrants, provided that the Common Shares or warrants, as the case may be, are not, and are not deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition.

Generally, Common Shares or warrants, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX and NYSE Amex) at that time; (ii) at no time during the sixty (60) month period immediately preceding the disposition of such shares or warrants did the Non-Resident Holder, either alone or together with one or more persons with whom the holder does not deal at arm’s length, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of YM’s capital stock; and (iii) the Common Shares or warrants, as the case may be, were not deemed under the Tax Act to be taxable Canadian property to the Non-Resident Holder.

In the event that the Common Shares or warrants constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares or warrants as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention, and the notification and purchaser withholding requirements under section 116 of the Tax Act may also apply in respect of the disposition.  Non-Resident Holders whose Common Shares or warrants may be taxable Canadian property should consult with their own tax advisers for advice having regard to their particular circumstances.

SCHEDULE B
List of directors subject to Section 5(I)(j)
Directors
David G.P. Allan
Thomas I.A. Allen, Q.C.
Mark Entwistle
Henry Friesen, O.C., M.D., F.R.S.C.
Philip Frost, M.D., Ph.D.
Francois Thomas, M.D.
Robert Watson
Gilbert Wenzel, PhD
Tryon M. Williams, BSc

Exhibit A
Form of Subscription Agreement

Form of Subscription Agreement

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario Canada L4W4Y4

Gentlemen:

The undersigned (the “‘Investor”) hereby confirms its agreement with YM BioSciences Inc., a corporation continued under the Companies Act (Nova Scotia) (the “Company”), as follows:

1.           This Subscription Agreement, including the Terms and Conditions For Purchase of Units attached hereto as Annex I (collectively, (this “Agreement”) is made as of the date set forth below between the Company and the Investor.

2.           The Company has authorized the sale and issuance to certain investors of up to an aggregate of 14,583,000 units (the “Units”), subject to adjustment by the Company’s Board of Directors, or a committee thereof, with each Unit consisting of (i) one common share, without nominal or par value (“Common Shares”), of the Company and (ii) one-half of one common share purchase warrant (a “Warrant” and, collectively, the “Warrants”).  Each whole Warrant will entitle the holder to purchase one (1) Common Share at an exercise price of US$1.60 per Common Share (subject to adjustment) and is exercisable commencing six months after the Closing Date (as defined below) for a period of five (5) years from the Closing Date.  The certificate representing the Warrants shall be in substantially the form of Exhibit B attached hereto (the “Warrant Certificate”).  The aggregate of up to 14,583,000 Common Shares so proposed to be sold is hereinafter referred to as the “Shares.”  The Units will not be issued or certificated.  The Shares and the Warrants are immediately separable and will be issued separately.  The Common Shares issuable upon exercise of the Warrants are referred to herein as the “Warrant Shares” and, together with the Units, the Shares and the Warrants, are referred to herein as the “Securities”).

3.           The offering and sale of the Units (the “Offering”) are being made pursuant to (1) the Company’s effective Registration Statement including a base prospectus (the “Base Prospectus”) on Form F-10 (File No. 333-161786) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “Commission”) (which, together with all amendments or supplements thereto is referred to herein as the “Registration Statement”) filed by the Company with the Commission, (2) if applicable, certain “free writing prospectuses” (as that term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), that have or will be filed with the Commission and delivered to the Investor on or prior to the date hereof (each, an “Issuer Free Writing Prospectus”), and (3) a Prospectus Supplement (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) containing certain supplemental information regarding the Units and terms of the Offering that has been or will be filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission).

4.           The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Units set forth below for the aggregate purchase price set forth below.  The Units shall be purchased pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein.  The Investor acknowledges that the Offering is not being underwritten by the placement agents (the “Placement Agents”) named in the Prospectus Supplement and that there is no minimum offering amount.

5.           The manner of settlement of the Shares included in the Units purchased by the Investor shall be as follows:

A.           Delivery by crediting the account of the Investor’s prime broker (as specified by such Investor on Exhibit A annexed hereto) with the Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, whereby Investor’s prime broker shall initiate a DWAC transaction on the Closing Date using its DTC participant identification number, and released by Mellon Investor Services LLC, the Company’s United States co-transfer agent (the “Transfer Agent”), to the Investor at the Company’s direction. NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)
DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DWAC INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND

(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE UNITS BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

N.B. The Company’s wire instructions will be provided separately.

IT IS THE INVESTOR’S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC IN A TIMELY MANNER.  IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE UNITS OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES AND WARRANTS MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

6.           The executed Warrants shall be delivered in accordance with the terms thereof.

7.           The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an Associated Person (as such term is defined under the FINRA’s NASD Membership and Registration Rules Section 1011) as of the Closing, and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering, acquired, or obtained the right to acquire, twenty percent (20%) or more of the Common Shares (or securities convertible into or exercisable for Common Shares) or the voting power of the Company on a post-transaction basis. Exceptions:

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

8.           The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the final Base Prospectus, dated September 16, 2009, which is a part of the Company’s Registration Statement, the documents incorporated by reference therein and any Issuer Free Writing Prospectus (collectively, the “Disclosure Package”), prior to or in connection with the receipt of this Agreement.

9.           No offer by the Investor to buy Units will be accepted and no part of the Purchase Price will be delivered to the Company until the Investor has received the Disclosure Package and the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the Company (or Roth on behalf of the Company) sending (orally, in writing or by electronic mail) notice of its acceptance of such offer.  An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered the Disclosure Package and this Agreement is accepted and countersigned by or on behalf of the Company.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Number of Units:  _________________________

Purchase Price Per Unit:  ______________________

Aggregate Purchase Price:  US$__________________________

Number of Warrant Shares (Equal to Number of Units multiplied by 0.5 and rounded down to the nearest whole number):  _______________________________________

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: March 4, 2010
__________________________________
INVESTOR

By:_______________________________

Print Name:_________________________

Title:______________________________

Address:___________________________

__________________________________

__________________________________
Agreed and Accepted
this 4th day of March, 2010:

YM BIOSCIENCES INC.

By:

        Title:

[Signature Page to Subscription Agreement]

ANNEX 1

TERMS AND CONDITIONS FOR PURCHASE OF UNITS

1.           Authorization and Sale of the Units. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Units.

2.           Agreement to Sell and Purchase the Units; Placement Agents.

2.1           At the Closing (as defined in Section 3.1). the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Units set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Units are attached as Annex I (the “Signature Page”) for the aggregate purchase price therefor set forth on the Signature Page.

2.2           The Company proposes to enter into substantially this same form of Subscription Agreement with each investor that was solicited outside of Canada (collectively, the “Other Investors”) and expects to complete sales of Units to them.  The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors,” and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.”

2.3           Investor acknowledges that the Company intends to pay Roth Capital Partners, LLC, Griffin Securities, Inc., Bloom Burton & Co. and Haywood Securities Inc. (collectively, the “Placement Agents”) a fee (the “Placement Fee”) and certain expenses in respect of the sale of the Units, as further described in the Disclosure Package.

2.4           The Company has entered into a Placement Agent Agreement, dated the date hereof (the “Placement Agreement”), with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company that may be relied upon by the Investor, which shall be a third party beneficiary thereof.  The Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information, except as will be disclosed in the Prospectus and/or in any Report of Foreign Private Issuer on Form 6-K furnished or to be furnished by the Company to the Commission.  The Company understands and confirms that the Investor will rely on the foregoing representations in effecting transactions in securities of the Company.

3.           Closings and Delivery of the Units and Funds.

3.1           Closing.  The completion of the purchase and sale of the Units (the “Closing”) will occur at a place and time (the “Closing Date”) to be specified by the Company and the Placement Agents, and of which the Investors will be notified in advance by the Placement Agents in accordance with Rule 15c6-l promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  At the Closing, (a) the Company shall cause Mellon Investor Services LLC, the Company’s United States co-transfer agent (the “Transfer Agent”), to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor, (b) the Company shall cause to be delivered to the Investor one Warrant Certificate representing the right to purchase the number of Warrant Shares set forth on the Signature Page, and (c) the aggregate purchase price for the Units being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

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3.2           Conditions to the Obligations of the Parties.

(a)            Conditions to the Company’s Obligations. The Company’s obligation to issue and sell the Units to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Units being purchased hereunder as set forth on the Signature Page and (ii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

(b)           Conditions to the Investor’s Obligations. The Investor’s obligation to purchase the Units will be subject to the accuracy of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date, including, without limitation, those contained in the Placement Agreement, and to the condition that the Placement Agents shall not have:  (a) terminated the Placement Agreement pursuant to the terms thereof or (b) determined that the conditions to the closing in the Placement Agreement have not been satisfied.  The Investor’s obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the Units that they have agreed to purchase from the Company.  The Investor understands and agrees that, in the event that Roth, as representative of the Placement Agents, in its sole discretion determines that the conditions to closing of the Offering set forth in the Placement Agreement have not been satisfied or if the Placement Agreement may be terminated for any other reason permitted by such Placement Agreement, then Roth may, but shall not be obligated to, terminate such Agreement, which shall have the effect of terminating this Subscription Agreement pursuant to Section 14 below.

3.3           Delivery of Funds.  Delivery by Electronic Book-Entry at The Depository Trust Company.  No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Units being purchased by the Investor to the following account designated by the Company:

N.B. The Company’s wire instructions will be provided separately.

3.4           Delivery of Shares.  Delivery by Electronic Book-Entry at The Depository Trust Company.  No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a DWAC instructing the Transfer Agent to credit such account or accounts with the Shares.  Such DWAC instruction shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by Roth.  Upon the closing of the Offering, the Company shall direct the Transfer Agent to credit the Investor’s account or accounts with the Shares pursuant to the information contained in the DWAC.

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4.           Representations, Warranties and Covenants of the Investor.

The Investor acknowledges, represents and warrants to, and agrees with, the Company and the Placement Agents that:

4.1           The Investor (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in securities presenting an investment decision like that involved in the purchase of the Units, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Units, (b) the Investor has answered all questions on the Investor Questionnaire for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) the Investor, in connection with its decision to purchase the number of Shares set forth on the Signature Page, is relying only upon the Disclosure Package and the documents incorporated by reference therein.

4.2           (a) No action has been or will be taken in any jurisdiction outside the United States and the Province of Ontario by the Company or any Placement Agent that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States and the Province of Ontario where action for that purpose is required, (b) if the Investor is outside the United States and the Province of Ontario, it will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense, (c) the Placement Agents are not authorized to make and have not made any representation, disclosure or use of any information in connection with the issue, placement, purchase and sale of the Shares, except as set forth or incorporated by reference in the Prospectus or the Prospectus Supplement.

4.3           (a) The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation).

4.4           The Investor understands that nothing in this Agreement, the Prospectus, the Disclosure Package or any other materials presented to the Investor in connection with the purchase and sale of the Units constitutes legal, tax or investment advice.  The Investor has consulted such legal, tax and investment advisors and made such investigation as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Units. The Investor also understands that there is no established public trading market for the Warrants being offered in the Offering, and that the Company does not expect such a market to develop. In addition, the Company does not intend to apply for listing of the Warrants on any securities exchange. The Investor understands that without an active market, the liquidity of the Warrants will be limited.

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4.5           The Investor will maintain the confidentiality of all information acquired as a result of the transactions contemplated hereby prior to the public disclosure of that information by the Company in accordance with Section 13 of this Annex.

4.6           Since the time at which any Placement Agent first contacted such Investor about the Offering, the Investor has not disclosed any information regarding the Offering to any third parties (other than its legal, accounting and other advisors in connection with the Offering) and has not engaged in any purchases or sales of the securities of the Company (including, without limitation, any Short Sales (as defined herein) involving the Company’s securities).  The Investor covenants that it will not engage in any purchases or sales of the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.  The Investor agrees that it will not use any of the Securities acquired pursuant to this Agreement to cover any short position in the Common Shares if doing so would be in violation of applicable securities laws.  For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect share pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

5.           Survival of Representations, Warranties and Agreements.  Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares and Warrants being purchased and the payment therefor.  Each of the Placement Agents shall be a third party beneficiary with respect to the representations, warranties and agreements of the Investor in Section 4 hereof.

6.           Notices.  All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electronic confirmation of receipt and will be delivered and addressed as follows:

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if to the Company, to:

YM BioSciences Inc.
Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario L4W 4Y4
Canada
Attention: Len Vernon, Vice President, Finance and Administration
Facsimile: (905) 629-4959

with copies to:

Heenan Blaikie LLP
Bay Adelaide Centre
P.O. Box 2900
333 Bay Street, Suite 2900
Toronto, Ontario M5J 2J4
Canada
Attention: Sonia Yung
Facsimile: (416) 360-8425

and

Dorsey & Whitney LLP
777 Dunsmuir Street, Suite 1605
Vancouver, B.C. Canada V7Y 1K4
Attention: Daniel Miller
Facsimile: (604) 687-8504

if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

7.           Changes.  This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

8.           Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

9.           Severability.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

10.        Governing Law.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

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11.        Counterparts.  This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.  The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission).

12.        Confirmation of Sale.  The Investor acknowledges and agrees that such Investor’s receipt of the Company’s signed counterpart to this Agreement, together with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission) shall constitute written confirmation of the Company’s sale of Units to such Investor.

13.        Press Release.  The Company and the Investor agree that the Company shall (a) prior to the opening of the financial markets in New York City on March 5, 2010 issue a press release announcing the Offering and disclosing all material information regarding the Offering and (b) as promptly as practicable thereafter, furnish a Report of Foreign Private Issuer on Form 6-K to the Commission including, but not limited to, a form of this Agreement and a form of the Warrant Certificate.

14.        Termination.  In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.

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Exhibit A

YM BIOSCIENCES INC.

INVESTOR QUESTIONNAIRE

Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares and Warrants are to be registered in. You may use a nominee name if appropriate:	____________________________________________

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:	____________________________________________

3.	The mailing address of the registered holder listed in response to item 1 above:	____________________________________________

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:	____________________________________________

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):	____________________________________________

6.	DTC Participant Number:	____________________________________________

7.	Name of Account at DTC Participant being credited with the Shares:	____________________________________________

8.	Account Number at DTC Participant being credited with the Shares:	____________________________________________

Exhibit B
Form of Warrant

THIS CERTIFICATE, AND THE COMMON SHARE PURCHASE WARRANTS EVIDENCED HEREBY, WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON MARCH 10, 2015.

YM BIOSCIENCES INC.

NO. ●	● WARRANTS

Date of Issuance: March 10, 2010 (the “Issuance Date”)

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received ●, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, for each whole warrant represented by this certificate (this “Warrant Certificate”) to purchase, at any time beginning on the date that is six months from the Issuance Date up to and including 5:00 p.m. (Toronto time) on March 10, 2015 (the “Time of Expiry”), one fully paid and non-assessable common share (“Common Share”) in the capital of YM BioSciences Inc. (the “Company”) (such common share, a “Warrant Share” and collectively, the “Warrant Shares”) at a price per share of US$1.60 (the “Exercise Price”), subject to adjustment as hereinafter referred to.  The warrants represented by this Warrant Certificate are the warrants to purchase Common Shares (the “Warrants”) issued pursuant to (A) in the United States, (i) that certain Subscription Agreement, dated as of March 4, 2010, by and between the Company and the Holder (the “Subscription Agreement”) and (ii) the Company’s Registration Statement on Form F-10 (File number 333-161786), and (B) in Canada, the Company’s final short form base shelf prospectus dated September 16, 2009 and prospectus supplement filed with the Ontario Securities Commission.

1.	Exercise of Warrants.

1.1	Election to Purchase.

The rights evidenced by this Warrant Certificate may be exercised by the Holder at any time beginning on the date that is six months from the Issuance Date up to and including the Time of Expiry in accordance with the provisions hereof.  The exercise may be effected by providing to the Company at 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 (or such other address as may be notified in writing by the Company) (i) this Warrant Certificate and a duly completed and executed Subscription Form in substantially the form attached as Exhibit “1” hereto (“Subscription Form”) and (ii) (A) payment of the Exercise Price by a certified cheque, bank draft or money order payable at par to the order of the Company, or by wire or electronic funds transfer to an account designated by the Company, in each case in the amount of the aggregate Exercise Price for the number of Warrant Shares specified in the Subscription Form (the “Aggregate Exercise Price”) or (B) provided the conditions for cashless exercise set forth in Section 1.5 are satisfied, by notifying the Company that the Warrants are being exercised pursuant to a Cashless Exercise (as defined in Section 1.5).  A duly completed and executed Subscription Form shall be deemed to be delivered only upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Company.  If the Holder subscribes for a lesser number of Common Shares than may be subscribed for pursuant to this Warrant Certificate, the Holder shall be entitled to receive, without charge to the Holder, a new warrant certificate in respect of the balance of the Warrants referred to in any surrendered warrant certificate but not exercised pursuant to the Subscription Form.  On or before the first (1st) business day following the date on which the Company has received each of this Warrant Certificate, the duly executed Subscription Form and the Aggregate Exercise Price (or notice of a Cashless Exercise) (collectively, the “Exercise Delivery Documents”), the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and to the Company’s transfer agent (the “Transfer Agent”).  For purposes of this Warrant Certificate, “business day” means any day which is not Saturday or Sunday or a legal holiday in the City of Toronto, Ontario.

1.2	Exercise.

The Company shall, as soon as possible following the date of receipt of the Exercise Delivery Documents (the “Exercise Date”) and in accordance with Section 1.3, issue as of the Exercise Date that number of Warrant Shares specified in the Subscription Form as fully paid and non-assessable common shares in the capital of the Company.  The Company shall pay any and all transfer taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of the Warrants.

1.3	Share Delivery.

As promptly as practicable after the Exercise Date and, in any event, within three (3) business days of the Exercise Date (the “Share Delivery Date”), the Company shall (A) in the case of a Holder that is a resident of the United States (i) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system or (ii) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Subscription Form, or, if not so specified in the Subscription Form, cause to be held for collection by the Holder at the address of the Company as set out in subsection 1.1 (or at such additional place as may be decided by the Company from time to time and notified to the Holder), certificates, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise, and (B) in the case of a Holder that is a resident of Canada (i) credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the book-entry account of the participant of CDS Clearing and Depository Services Inc. or its successor (“CDS”) acting on behalf of the Holder or (ii) if CDS notifies the Company that it is unwilling or unable to continue as depository in connection with the Warrant Shares or if at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor, cause to be held for collection by the Holder at the address of the Company as set out in subsection 1.1 (or at such additional place as may be decided by the Company from time to time and notified to the Holder), certificates, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise.  Subject to applicable laws, upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which the Warrants have been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the book-entry account of the CDS participant acting on behalf of the Holder or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.

1.4	Company’s Failure to Timely Deliver Securities.

If, upon the Company’s exercise of the Warrants, the Company shall fail for any reason or for no reason to issue to the Holder within three (3) trading days of receipt of the Exercise Delivery Documents in compliance with the terms of this Section 1, a certificate for the number of Common Shares to which the Holder is entitled and register such Common Shares on the Company’s share register, to credit the Holder’s balance account with DTC for such number of Common Shares to which the Holder is entitled or to credit such number of Common Shares to which the Holder is entitled to the book-entry account of the participant of CDS acting on behalf of the Holder, and if on or after such third (3rd) trading day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) business days after the Holder’s written request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Warrant Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Bid Price (as defined below) on the date of exercise.

As used in this Warrant Certificate, “Closing Bid Price” means, for any security as of any date, the last closing bid price for such security on the Principal Market (as defined in Section 2.1), as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

1.5	Cashless Exercise by U.S. Persons.

Notwithstanding anything contained herein to the contrary, if, at any time following the six month anniversary of the date hereof, a registration statement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including any amendments or supplements thereto, registering the Warrant Shares (a “U.S. Registration Statement”) is not effective thereunder, prior to the Time of Expiry, and for so long as the U.S. Registration Statement is not effective, any holder of any Warrant that is a person in the United States, a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act (a “U.S. Person”) or person holding a Warrant for the account or benefit of a person in the United States or U.S. Person may, in its sole discretion, exercise the Warrants in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)
                                                                                B

For purposes of the foregoing formula:

A= the total number of Warrant Shares with respect to which the Warrants are then being exercised.

B= the Weighted Average Price (as defined below) of the Common Shares (as reported by Bloomberg) for the five consecutive trading days ending on the date immediately preceding the date of the Exercise Notice.

C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

As used in this Warrant Certificate, “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC.  If the Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.

1.6	Beneficial Ownership.

The Company shall not effect the exercise of the Warrants, and the Holder shall not have the right to exercise the Warrants, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates (as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”))) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such exercise.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such person and its affiliates shall include the number of Common Shares issuable upon exercise of the Warrants with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of the Warrants beneficially owned by such person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein.  Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  For purposes of this Warrant Certificate, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in the most recent of (1) the Company’s most recent Annual Report on Form 20-F or Form 40-F, as applicable, Report of Foreign Private Issuer on Form 6-K that contains quarterly financial statements, or other public filing by the Company with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company, or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported.  By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder.  The provisions of this paragraph shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

1.7	Fractional Warrant Share.

Fractional Warrant Shares shall not be issued upon the exercise of any Warrants.  The Holder shall not be entitled to any compensation or other right in lieu of a fractional Warrant Share, as the case may be.

2.	Anti-Dilution Protection.

2.1	Definitions.

For the purposes of Section 2 the words and terms defined below shall have the respective meanings specified therefor in this subsection 2.1:

(i)	“Adjustment Period” means the period commencing on the Issuance Date and ending at the Time of Expiry;

(ii)
“Current Market Price per Common Share”, at any date, means the volume weighted average price per Common Share at which the Common Shares have traded (each, a “Trading Day”) on the NYSE Amex (or if the Common Shares are not then listed on the NYSE Amex, the recognized stock exchange on which the Common Shares are listed on which the greatest volume of Common Shares were traded during the period referenced below or, if the Common Shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose) (the “Principal Market”), during the five (5) most recent trading days ending on the third trading day before such date on which there has occurred at least one trade of at least one board lot of Common Shares prior to such date, such weighted average price to be determined by dividing the aggregate sale price of all Common Shares sold in board lots on such exchange or market, as the case may be, during the said five (5) trading days, by the number of Common Shares so sold;

(iii)
“Dividends Paid in the Ordinary Course” means any dividend declared payable on the Common Shares (whether in cash, securities, property or assets) in any fiscal year of the Company to the extent that such dividends do not exceed, in the aggregate, the greater of: (i)  the aggregate value of dividends declared payable by the Company on the Common Shares in its immediately preceding fiscal year; (ii)  the arithmetic mean of the aggregate value of dividends declared payable by the Company on the Common Shares in its three immediately preceding fiscal years; and (iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year (such consolidated net income to be computed in accordance with Canadian generally accepted accounting principles);

(iv)
“director” means a director of the Company for the time being and reference herein to an “action by the directors” means an action by the directors of the Company as a board or, whenever duly empowered, an action by a committee of directors;

(v)	“recognized stock exchange” means a stock exchange or quotation system recognized by the Canadian Securities Administrators; and

(vi)	“TSX” means the Toronto Stock Exchange.

2.2	Adjustments.

The Exercise Price and the number of Warrant Shares shall, whilst any Warrants are still outstanding and unexercised, be subject to adjustment from time to time upon the occurrence of any of the events and in the manner provided as follows:

(a)	If and whenever during the Adjustment Period, the Company shall:

(i)
declare a dividend or make a distribution on its Common Shares payable in Common Shares (or securities exchangeable for or convertible into Common Shares), other than Dividends Paid in the Ordinary Course; or

(ii)	subdivide or change its outstanding Common Shares into a greater number of Common Shares; or

(iii)	reduce, combine or consolidate its outstanding Common Shares into a lesser number or Common Shares,

(any of such events in paragraphs (i), (ii) or (iii) above being called a “Share Reorganization”), then effective immediately after the record date or effective date, as the case may be, at which the holders of Common Shares are determined for the purposes of the Share Reorganization, the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Share Reorganization and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares immediately after giving effect to such Share Reorganization).

(b)
If and whenever during the Adjustment Period the Company shall fix a record date for the issuing of rights, options or warrants to all or substantially all of the holders of the Common Shares entitling them for a period expiring not more than forty-five (45) days after such record date (the “Rights Period”) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the Current Market Price per Common Share on the record date for such issue (any of such events being called a “Rights Offering”), then effective immediately after such record date the Exercise Price shall be adjusted to a price determined by multiplying the applicable Exercise Price in effect as of the record date for the Rights Offering by a fraction the numerator of which shall be the sum of:

(i)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(ii)
a number determined by dividing (A) either (i) the product of the number of Common Shares offered for subscription or purchase during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or (ii) as the case may be, the product of the number of Common Shares for or into which the convertible or exchangeable securities offered during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering are exchangeable or convertible and the exchange or conversion price of the convertible or exchangeable securities so offered, by (B) the Current Market Price per Common Share as of the record date for the Rights Offering, and the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered for subscription or purchase during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or which would be outstanding upon the conversion or exchange of all convertible or exchangeable securities offered during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, as applicable, in each case after giving effect to the Rights Offering.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation.  If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price in effect immediately prior to the record date and the Exercise Price shall be further adjusted based upon the number of Common Shares (or securities convertible or exchangeable for Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(c)
If and whenever during the Adjustment Period the Company shall fix a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of (i) a dividend, (ii) cash or assets (including  evidences of the Company’s indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for Common Shares), and such payment, issue or distribution does not constitute a Dividend Paid in the Ordinary Course, a Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall be adjusted as determined by action of the directors (whose determination shall be conclusive) effective immediately after such record date by an amount that is no greater than the difference between (x) the volume weighted average trading price of the Common Shares on the Principal Market for the five (5) most recent Trading Days ending immediately prior to the Trading Day the Common Shares begin trading on an “ex-distribution” basis, and (y) the volume weighted average trading price of the Common Shares on the Principal Market for the five (5) most recent Trading Days beginning immediately after the Trading Day the Common Shares commence trading on an “ex-distribution” basis.

Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such payment, issuance or distribution is not so made or any rights options or warrants so distributed are not exercised, the Exercise Price shall be readjusted effective immediately to the Exercise Price which would then be in effect based upon such payment, issuance or distribution actually made, or based on the Common Shares or securities exchangeable or convertible for Common Shares actually delivered upon the exercise of any rights options or warrants as the case may be but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(d)
If and whenever at any time during the Adjustment Period there shall be a reorganization, reclassification or other change of Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Company with or into any other company or other entity, or a transfer of all or substantially all of the undertaking or assets of the Company to another company or entity, in each case in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash, (any of such events being herein called a “Capital Reorganization”), any Holder who exercises his right to subscribe for and purchase Warrant Shares pursuant to the exercise of the Warrants after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Warrant Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which such Holder would have received as a result of such Capital Reorganization had he exercised his right to acquire Warrant Shares immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had he been the holder of such Warrant Shares on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in subsections 2.2(b) and 2.2(c).  If determined appropriate by the directors, acting reasonably, and subject to any required prior approval of the NYSE Amex, TSX and any other stock exchange or market on which the Common Shares may be listed or traded, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this subsection 2.2, with respect to the rights and interests thereafter of a Holder to the end that the provisions set forth in this subsection 2.2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property, including cash, thereafter deliverable upon the exercise of any Warrant.  Any such adjustments shall be made by and set forth in an agreement supplemental hereto approved by action by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be appropriate adjustments.

(e)
If and whenever at any time during the Adjustment Period there shall occur a Share Reorganization which results in an adjustment to the Exercise Price pursuant to subsection 2.2(a), the number of Warrants Shares purchaseable (at the adjusted Exercise Price) shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Warrant Shares theretofore purchaseable on the exercise thereof by a fraction, the numerator of which shall be the applicable Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the applicable Exercise Price resulting from such adjustment.

(f)
In case the Company during the Adjustment Period shall take any action affecting the Common Shares, other than action described above in this subsection 2.2 which in the opinion of the directors, acting reasonably, would materially adversely affect the rights of the Holder, the Exercise Price or the number of Warrant Shares shall be adjusted in such manner, if any, and at such time, by action by the directors, acting reasonably, as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval.

2.3	Rules.

For the purposes of subsection 2.2 hereof, any adjustment shall be made successively whenever an event referred to therein shall occur, subject to the following provisions:

(a)	all calculations shall be rounded down to the nearest Common Share;

(b)
no adjustment to an Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Warrant Shares by at least one Warrant Share and, for greater clarity, any adjustment which, except for the qualification of this section, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, however, that in no event shall the Company be obligated to issue fractional Warrant Shares or fractional interests in Warrant Shares upon exercise of a Warrant or pay any amount in cash in lieu of issuing fractional Warrant Shares;

(c)
if a dispute shall at any time arise with respect to adjustments to the Exercise Price or the number of Warrant Shares purchasable pursuant to the exercise rights represented by a Warrant, such disputes shall be conclusively determined by the Company’s auditors or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination, shall be conclusive evidence of the correctness of any adjustments made;

(d)
if the Company shall set a record date to determine the holders of its Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights, options or warrants and shall thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Warrant Shares shall be required by reason of the setting of such record date; and

(e)
in any case in which this Warrant Certificate requires that an adjustment become effective immediately after a record date for an event referred to in subsection 2.2 hereof, the Company may defer, until the occurrence of such event:

(i)
issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Warrant Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the Holder any distribution declared with respect to such additional Warrant Shares after such record date and before such event;

provided, however, that the Company delivers to the Holder an appropriate instrument evidencing the right of the Holder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and/or the number of Warrant Shares.

2.4	Taking of Actions.

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 2.2 hereof, the Company shall take any action that may, in the opinion of counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all of the Common Shares which the Holder is entitled to receive in accordance with the provisions of this Warrant Certificate.

2.5	Notice.

At least seven days prior to the effective date or record date, as the case may be, of any event that requires or that may require an adjustment in any of the exercise rights of the Holder under this Warrant Certificate, including the number of Warrant Shares, the Company shall deliver to the Holder  a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment.  In case any adjustment for which a certificate has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder hereof a certificate of the Company showing how such adjustment was computed.  The Company hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares shall be open during normal business hours for inspection by the Holder, and that the Company will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such seven day period.

3.	Shares to be Reserved.

The Company will at all times take all action necessary to reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon the exercise of the Warrants, 100% of the  number of Warrant Shares as are then issuable upon the exercise of the Warrants (without regard to any limitations on exercise).  The Company covenants and agrees that all Warrant Shares that are so issuable will, upon issuance in accordance with the terms of this Warrant Certificate and applicable laws, be duly authorized, fully paid and non-assessable.  The Company will take such actions as may be reasonably necessary and as are within its power to ensure that all such Warrant Shares may be so issued without violation of any applicable laws or the applicable requirements of any stock exchange upon which the Common Shares of the Company may be listed.

4.	Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, and will at all times in good faith comply with all the provisions of this Warrant Certificate and take all actions consistent with effectuating the purposes of this Warrant Certificate. Without limiting the generality of the foregoing, the Company shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of the Warrants.

5.	Warrant Holder Not Deemed a Shareholder.

Except as otherwise specifically provided herein, the Holder, solely in such person’s capacity as a holder of the Warrants, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant Certificate be construed to confer upon the Holder, solely in such person’s capacity as the Holder of the Warrants, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of share capital, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such person is then entitled to receive upon the due exercise of a Warrant.  In addition, nothing contained in this Warrant Certificate shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of a Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

6.	The Register.

The Company shall keep:

(a)
at the principal office of the Company, a register of holders of the Warrants represented by this Warrant Certificate or any portion thereof in which shall be entered in alphabetical order the names and addresses of the holders and particulars of the Warrants held by them; and

(b)
at the principal office of the Company, a register of transfers in which all transfers of the Warrants represented by this Warrant Certificate or any portion thereof and the date and other particulars of each transfer shall be entered.

7.	Transfer of Warrants.

Subject to the following provisions of this Section 7 and applicable laws, the Warrants evidenced hereby and/or any portion of the rights to subscribe for and purchase Warrant Shares hereunder may be transferred by the Holder.  No transfer of the Warrants evidenced hereby or any portion of the rights hereunder will be valid unless duly entered on the appropriate register of transfers, upon the surrender to the Company of this Warrant Certificate accompanied by a duly completed Transfer Form in substantially the form attached as Exhibit “2” hereto executed by the registered Holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Company, and, upon compliance with all applicable securities laws and such other reasonable requirements as the Company may prescribe, such transfer will be duly recorded by the Company on the applicable registers.  If less than all of the Warrants represented by this Warrant Certificate are transferred, the Holder shall receive a new Warrant Certificate representing the portion of such Warrants that were not transferred, registered in the name of the Holder.

8.	Replacement.

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, if requested by the Company, upon delivery of an indemnity and/or surety bond in amount and form satisfactory to the Company (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Company shall issue and deliver to the Holder a replacement certificate containing the same legends, terms and conditions as this Warrant Certificate.

9.	Expiry Date.

The Warrants shall expire and all rights to purchase Warrant Shares hereunder shall cease and become null and void at 5:00 p.m. (Toronto time) on March 10, 2015.

10.	Time.

Time shall be of the essence of this Warrant Certificate.

11.	Business Day.

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a business day.

12.	Notices.

Whenever notice is required to be given under this Warrant Certificate, unless otherwise provided herein, such notice will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electronic confirmation of receipt and will be delivered and addressed as follows:

if to the Company, to:

YM BioSciences Inc.
Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario L4W 4Y4
Canada
Attention: Len Vernon, Vice President, Finance and Administration
Facsimile: (905) 629-4959

with copies (which shall not constitute notice) to:

Heenan Blaikie LLP
Bay Adelaide Centre
P.O. Box 2900
333 Bay Street, Suite 2900
Toronto, Ontario M5J 2J4
Canada
Attention: Sonia Yung
Facsimile: (416) 360-8425

and

Dorsey & Whitney LLP
777 Dunsmuir Street, Suite 1605
Vancouver, B.C. Canada V7Y 1K4
Attention: Daniel Miller
Facsimile: (604) 687-8504

if to the Holder, at its address appearing on the register hereinbefore mentioned, or at such other address or addresses as may have been furnished to the Company in writing.

13.	Amendment and Waiver.

Except as otherwise provided herein, the provisions of this Warrant Certificate may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

14.	Governing Law.

This Warrant Certificate shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of Ontario.

15.	Successor.

The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Company (herein called a “Successor Company”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the Successor Company shall have executed such instruments and done such things as the Company, acting reasonably, considers to be necessary or advisable to establish that upon the consummation of such transaction:

(a)	the Successor Company will have assumed all the covenants and obligations of the Company under this Warrant Certificate, and

(b)
this Warrant Certificate will be a valid and binding obligation of the Successor Company entitling the Holder, as against the Successor Company, to all the rights of the Holder under this Warrant Certificate (without limitation reflecting any adjustments to which the Holder may be entitled as a result of such transaction pursuant to Sections 2.2 and 2.3).

Whenever the conditions of this Section 15 shall have been duly observed and performed, the Successor Company shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant Certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the Successor Company.

16.	General.

This Warrant Certificate is not valid for any purpose whatsoever unless and until it has been signed by or on behalf of the Company.  The holding of the Warrants evidenced by this Warrant Certificate shall not be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company nor entitle the holder hereof to any right or interest in respect thereof except as expressly provided in this Warrant Certificate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by its duly authorized officer.

DATED as of the 10th day of March, 2010.

YM BIOSCIENCES INC.

Name:
Title:

EXHIBIT 1

Subscription Form

The undersigned Holder hereby irrevocably elects to exercise the number of Warrants of YM BioSciences Inc. (the “Company”) set out below for the number of Warrant Shares as set forth below, evidenced by the attached certificate representing Warrants issued by the Company (the “Warrant Certificate”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant Certificate:

1.           Form of Exercise Price.  The Holder intends that payment of the Exercise Price shall be made as:

(A)	________ a “Cash Exercise” with respect to:

(i)	Number of Warrants to be exercised:

(ii)	Number of Warrant Shares to be acquired:

(iii)	Exercise Price per Warrant:

; and/or

(B)	________ a “Cashless Exercise” with respect to:

(i)	Number of Warrants to be exercised:

(ii)	Number of Warrant Shares to be acquired:

2.           Payment of Exercise Price.  In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of US$___________________ [1(A)(ii) multiplied by 1(A)(iii above)] to the Company in accordance with the terms of the Warrant Certificate.

3.           Delivery of Warrant Shares.  The Holder directs Warrant Shares to be registered and issued as directed below and the Company shall deliver to the Holder such Warrant Shares in accordance with the terms of the Warrant Certificate.

4.           The Holder acknowledges that the Warrants are exercisable only in accordance with applicable laws.

[Signature Page Follows]

DATED this                           day of                                   , 20_____.

(Signature of registered holder)

(Name of registered holder)

Direction as to Registration
Name of registered Holder:
Address of registered Holder:

EXHIBIT 2

Transfer Form

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to                                                                  Warrants represented by the within Warrant Certificate  and appoints YM BioSciences Inc. attorney to transfer the said Warrants on its books with full power of substitution in the premises.

DATED this                           day of                                      , 20_____.

In the presence of:

Signature of Holder guaranteed by:

(Signature of registered Holder hereof)

(Name of registered Holder hereof)

NOTICE:
The signature of this assignment must correspond with the name as written upon the face of this Warrant Certificate (or, in the case of a corporate holder, by a duly authorized representative) in every particular without alteration or enlargement or any change whatsoever.  The transferor must pay to the Company all exigible taxes.

All endorsements or assignments of these Warrants must be signature guaranteed by a Canadian chartered bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program.  The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.

If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary of representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

Warrants shall only be transferable in accordance with applicable laws.

Warrants will be transferred only upon receipt by the Company of the documentation required in such circumstances pursuant to the Warrant Certificate.

Exhibit C
Form of Lock-Up Agreement

Lock-Up Agreement

March __, 2010

Roth Capital Partners, LLC
   As Representative of the several Placement Agents
c/o Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

Re: YM BioSciences Inc. - Offering of Units

Dear Sirs:

In order to induce Roth Capital Partners, LLC (“Roth”), Bloom Burton & Co., Haywood Securities Inc. and Griffin Securities, Inc. (collectively, the “Placement Agents”) to enter in to a certain placement agent agreement (the “Placement Agent Agreement”) with YM BioSciences Inc., a corporation continued under the Nova Scotia Companies Act (the “Company”), with respect to the offering of units, each unit consisting of (i) one common share, without nominal or par value (“Common Shares”), of the Company and (ii) ● of one common share purchase warrant, the undersigned hereby agrees that, for a period of thirty (30) days following the date of the prospectus supplement (the “Prospectus Supplement”) filed by the Company with the U.S. Securities and Exchange Commission in connection with such offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Roth, as representative of the Placement Agents, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Shares, provided that nothing herein shall prohibit the undersigned from exercising any options or warrants to purchase Common Shares held at any time during the Lock-Up Period by the undersigned; provided, however, that any Common Shares received upon the exercise of any such option or warrant will also be subject to this Lock-Up Agreement, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (iii) engage in any short selling of the Common Shares, or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii) above. Notwithstanding the foregoing, nothing contained herein will be deemed to restrict or prohibit the transfer of Common Shares, Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares (A) as a bona fide gift, provided the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement, or (B) as a disposition to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing to be bound by the terms of this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

For the purpose of allowing you to comply with FINRA Rule 2711(f)(4), if (i) during the last seventeen (17) days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, then in each case the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

Anything contained herein to the contrary notwithstanding, any person to whom Common Shares or Beneficially Owned Shares are transferred from the undersigned from and after the date hereof shall agree to be bound by the terms of this Lock-Up Agreement.

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of Common Shares even if such securities would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put option or put equivalent position or call option or call equivalent position) with respect to any of the Common Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

In addition, the undersigned hereby confirms that the undersigned does not have the right to request or demand registration pursuant to the Securities Act of any Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Common Shares with respect to any Common Shares or Beneficially Owned Shares.

The undersigned understands that the Company and the Placement Agents are relying upon this Lock-Up Agreement in proceeding towards consummation of the offering of units. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. The undersigned further understands that this Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Placement Agent Agreement does not become effective, or if the Placement Agent Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the units to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

Name: